U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934

SUNBURST ACQUISITIONS V, INC.
(Exact name of registrant as specified in its charter)

Colorado	84-1461844
(State or Other Jurisdiction of	(I.R.S. Employer Identification No.)
Incorporation or Organization)

Room 2305A, 23/F, World-Wide House, 19 Des Voeux Road, Central, Hong Kong	NA
(Address of Principal Executive Offices)	(Zip Code)

Issuer's telephone number: (852) 2231 9629

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

None.	None.

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, no par value per share
(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words "may," "should," "expect," "anticipate," "estimate," "believe," "intend," or "project" or the negative of these words or other variations on these words or comparable terminology.  Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors, including the ability to raise sufficient capital to continue our operations.  Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under "Risk Factors" and matters described in this Current Report on Form 8-K generally.  In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained herein will in fact occur.

ITEM 1. BUSINESS
Unless the context requires otherwise, all references to the "Company," "we," "us" and "our" refer to Sunburst Acquisitions V, Inc. and its subsidiaries.
Item 1. Business
Overview.
Sunburst Acquisitions V, Inc., a Colorado corporation (the "Company") was incorporated under the laws of the State of Colorado on April 30, 1998, and was in the early developmental and promotional stages. On August 11, 2005, Onping Limited, a British Virgin Islands Corporation, where Mr. Terence Ho is the sole owner, purchased an aggregate of 2,464,000 shares or approximately 90% of the issued and outstanding common stock of the Company from five of the Company's then shareholders, pursuant to a purchase agreement dated June 21, 2005 (the "Onping Purchase Agreement"). Upon the closing of the transactions underlying the Onping Purchase Agreement and pursuant thereto, Mr. Terence Ho became the CEO and a director of the Company.

On October 26, 2016, the Company entered into a Stock Purchase Agreement (the "Sea Treasure Agreement") with Sea Treasure Holdings Limited ("Sea Treasure"), a related party controlled by Mr. Ho, pursuant to which the Company issued an aggregate of 25,000,000 shares of common stock (the "Sea Treasure Purchase"), or approximately 91% of the Company's issued and outstanding common stock to Sea Treasure, at an aggregate purchase price of approximately $250,000.  Sea Treasure used its cash on hand to purchase the stock.  Following the closing of the Sea Treasure Purchase, Mr. Ho held approximately 99% of the Company's issued and outstanding common stock.

On December 8, 2016, the Company filed Articles of Amendment to its Amended Articles of Incorporation (the "Certificate of Amendment") with the Secretary of State of the State of Colorado effecting an increase in the number of authorized shares of stock to 720,000,000, of which 700,000,000 are designated common stock and 20,000,000 are designated preferred stock.

The Company was a blank check company until the Company completed a transaction on November 13, 2017.

On November 13, 2017, a Share Exchange Agreement (the "Success Green Agreement") was entered into by and among the Company, Success Green (Group) Limited, a British Virgin Islands business company ("Success Green BVI") and Mr. Ho, being the beneficial owner of 27,464,000 shares of the Company's common stock and also the sole shareholder of all of the issued share capital of Success Green BVI (the "SG Stock").

Pursuant to the Share Exchange Agreement, upon surrender by Mr. Ho and the cancellation by Success Green BVI of the certificates evidencing the SG Stock as registered to Mr. Ho, and pursuant to the registration of the Company in the register of members maintained by Success Green BVI as the new holder of the SG Stock and the issuance of the certificates evidencing the aforementioned registration of the SG Stock in the name of the Company, the Company issued 72,265,000 shares (the "Acquisition Stock") of the Company's common stock to Mr. Ho. The Acquisition Stock collectively represents 72.27% of the issued and outstanding common stock of the Company immediately after the Closing, in exchange for the SG Stock, representing 100% of the issued share capital of Success Green BVI in a combination of entities under common control. Following the combination, Mr. Ho continues to be the majority beneficial owner of the Company's common stock, holding 99.73% equity interest in the Company, and Success Green BVI and its subsidiary became wholly owned subsidiaries of the Company. As such, the Company is the 100% owner of ZhaoQing NengCheng Import and Export Co., Ltd. ("Nengcheng"), an operating company incorporated on July 3, 2012 under the laws of the PRC, through Success Green BVI.

Accounting Treatment of the Transaction

For financial reporting purposes, the Share Exchange represents a combination of entities under common control.  The assets and liabilities and the results of operations that will include the assets and liabilities presented at the their carrying values at the date of the transaction; the Company's historical stockholders' equity has been retroactively restated to the first period presented whereby the acquisitions of by Success Green BVI and its subsidiaries were treated as a recapitalization of the Company. Through Nengcheng, we are a one-stop import service provider for third-party manufacturers who have needs for the import of various types of raw materials and half-finished goods. In the fiscal years of 2015 and 2016, our primary revenues were generated from importing various types of cowhides such as wet blue cowhide, rawhide, and wet-salted cowhide, which accounted for, in the aggregate, approximately 88.97% and 87.91% of our total revenues, respectively, and less significantly, scrap plastic which accounted for approximately 5.36% and 1.04% of our total revenues, respectively. For a service fee, we negotiate and enter into import supply orders with overseas suppliers on behalf of our customers, assist our customers to settle foreign exchange payments to suppliers, receive and inspect the imported raw material and goods once overseas suppliers ship them to seaports, clear customs on behalf of the customers and coordinate transportation of the raw material and goods from sea ports to our manufacturer customers. By utilizing our one-stop import services, our customers are able to access quality raw material and goods in the international market, without increasing administrative cost and expenses for obtaining and maintaining import and customs related licenses and permits.

Corporate History and Structure
We were incorporated in Colorado on April 30, 1998.
Success Green BVI was incorporated in British Virgin Islands on October 26, 2016, and is the 100% shareholder of Success Green International Limited, a Hong Kong corporation ("Success Green HK"); Success Green HK was incorporated on September 24, 2007.
Success Green HK is the 100% owner of Shenzhen ZhenLongBao Investment Consulting Co., Ltd. (the "WOFE"), a company incorporated in the PRC as a wholly owned foreign enterprise on April 21, 2011.
As of March 14 2017, the two then shareholders of Nengcheng, Mr. Guangxiang He and Mr. Zhanling Lei, transferred to WOFE, 100% of the then issued and outstanding shares of Nengcheng, in exchange for a consideration of RMB 10 million (approximately $1,500,000) (the "Nengcheng Acquisition"). Pursuant to the Nengcheng Acquisition, Success Green BVI effectively assumed management of the business activities of Nengcheng and has the right to appoint all executives and senior management and the members of the board of directors of Nengcheng. Additionally, at the closing of the Nengcheng Acquisition, Mr. He continues to lead Nengcheng's operations. Nengcheng was incorporated on July 3, 2012 under the laws of the PRC.
We became the 100% equity owner of Success Green BVI and its subsidiaries, Success Green HK, WOFE and Nengcheng, pursuant to the Success Green Agreement.
The following diagram illustrates our corporate structure as of the date of this registration statement:
Our principal executive office is located at Room 2305A, 23/F, World-Wide House, 19 Des Voeux Road, Central, Hong Kong.
Our Services
As a one-stop import service provider, we procure, import, settle foreign exchange payments, clear customs, and set up delivery logistics for our customers, for raw materials, or half-finished products such as various types of cowhides, and various scrap plastics or other materials from overseas to the PRC market. Our customers of various cowhides such as wet blue cowhide, salt wet cowhide, and rawhide are located throughout China, while our scrap plastics and other recyclable materials customers are primarily located in the Guangdong province. During the fourth quarter of fiscal year ended December 31, 2017, we expanded our service offerings to include processed plastics. We believe the demand for processed plastics in the PRC market will continue to grow.

We provide our services to PRC manufacturer customers who have needs to minimize their cost in raw materials. The raw materials and half-finished goods that we procure from overseas on behalf of our clients typically are of higher quality than those available in the PRC market, while the ultimate costs of sourcing overseas including tariffs and other import taxes, and shipping expenses typically are cheaper than sourcing from the PRC market. For various types of cowhides, after our customers designate their preferred overseas suppliers, who are usually located in America, Central and South America, and Europe, we then negotiate with such overseas suppliers. Additionally, we are able to source scrap plastics from countries that have better recycling and waste sorting regulations and practices which in turn, produce better quality scrap plastics than those available in the PRC domestic market.
Our customers do not need to obtain or maintain the requisite import licenses and can rely on our services to import the raw materials and half-finished goods they need. Therefore, by engaging our services, our customers can access the international market for high quality raw materials and half-finished goods on a cost-effective basis.
Our typical sales cycle begins when our customers contact our sales team to engage our service in managing and completing the entire process of importing a specific product. After we are engaged, we then negotiate with our overseas supply partners or overseas suppliers preferred by our customers regarding the specific order of the raw materials, or half-finished products, for an import supply order with a price agreed upon by the overseas supplier and our customer.
Upon execution of the import supply order, as an import service provider, we then assist our customers in settling the foreign exchange payment, so the goods can be shipped by the overseas suppliers.
For our import logistics, we usually designate the goods to be shipped to the ports in Hong Kong, which clears customs faster than those in mainland China. After the goods clear customs in Hong Kong, they are shipped to the various seaports in mainland China that are closer and most cost-effective to each of our customers.
After the imported goods reach the ports in mainland China, our customs clearing team will settle any relevant customs tariff or tax in each port for our clients.
We provide logistics service to customers who need to transport the imported goods from the ports to their facilities. For those customers who have self-arranged to transport the imported goods, we provide liaison services to either store the goods in a port warehouse to be picked up, or contact the transportation arranged by our customers about the completion of customs clearing.
Competitive Advantage
We believe that the following competitive strengths enhance our position in the PRC market:
•
Our one-stop import service is more efficient than our competitors. Our management team and employees have extensive experiences in providing one-stop import services and have created our own business process that maximizes our efficiency to allow us to serve our customers. With our service, our customers are able to clear customs 2-3 days faster, on average compared to our competitors.

•
Our service is more cost-effective than our competitors. We charge a lower rate for our services than our similar competitors, as our experiences of over 20 years in coordinating international supply processes and customs clearing allow us to develop cost-effective and efficient business processes.

•
Word of mouth reputation. We have generated a significant amount of our business through word-of-mouth referrals from past and current customers. We expect to continue to generate substantial future revenues through word of mouth referrals.

Growth Plan
While we have established a close and stable working relationship with many of our customers, we have been growing the range of our services from various types of cowhides, to include scrap plastics in 2015. However, due to the PRC government's recent restriction on the import of scrap plastics in 2016, we have transitioned away from customers needing  scrap plastics, and have endeavored to build our customer base for those needing processed plastics, which we believe will see a steady rise in demand in the near future. Beginning in the fourth quarter of 2017, we have been engaged by a few well-established plastics producers including Guangdong Xiongsu Technology Group Co., Ltd., Midea Group Co. Ltd., and China Lesso Group Holdings Ltd. to provide import services to them.
Our long-term objective is to establish our company as the regional leader in providing one-stop import services in the processed plastics industry while continuing to steadily expand our supplier and customer base for the goods offering we currently provide, such as various types of cowhides, and make acquisitions or equity investments in additional businesses that complement our existing business. While we are open to acquisition and equity investment opportunities that we may encounter, we do not currently have any specific acquisitions or equity investment plans in place, nor are we currently actively searching for such opportunities.

As of the date of this filing, we expect to achieve this objective through the following strategies, although general market conditions and our financial results may require us to delay these strategies or establish alternative strategies:
•
Between the years of 2018 and 2020, we plan to reinforce our processed plastics customer base in Guangdong province and expand our customer base in Fujian province; add to our sales personnel; and establish working relationships with additional overseas suppliers.

•
Between the years of 2021 and 2023, we plan to expand our customer base to other provinces with significant demand for processed plastics such as Zhejiang, Hebei and Shandong; hire additional sales personnel; and establish working relationship with more overseas suppliers; we hope that by the end of fiscal 2023, we have relationships with at least 30 more overseas suppliers than we do as of the date of this filing.

Industry
The most significant product we have imported in 2015 and 2016 were various types of cowhides. According to China Leather Industry Information Center (the "Leather Report"), in 2016, the PRC leather industry imported raw cowhides from 35 countries, with America, Australia and Canada as the top three countries. According to the Leather Report, the PRC regions that imported the greatest volume of raw cowhides are the following provinces: Hebei, Shandong, Fujian, Jiangsu, and Guangdong. For our various types of cowhides, our customers are located throughout the PRC market.
Because our customers are third-party manufacturers of leather furniture and particularly leather couches, the demand and supply of leather couches in the PRC market impacts our business more significantly than the demand and supply of cowhides in the global market. According to the Leather Report, the PRC market of leather couches and other soft couches account for 50% of the global product of similar couches in 2016, according to China Intelligence Website, which predicts that the PRC market will continue to grow. Therefore, we believe that our customers who are third-party manufacturers of leather furniture and particularly leather couches will continue to engage our services.
Competition
Virtually all of our services are provided to customers located in the PRC market. Our major competitors are PRC-based import and export agency companies that are mainly located in such seaport cities as Tianjin, Qingdao, Xiamen of Fujian Province, and Guangdong. We primarily compete with other import and export comprehensive service companies such as Shenzhen Yidatong Enterprise Service Limited Company, Seacamels Network Inc. in the industry of import and export. Some of our competitors are import and export comprehensive service companies with online platforms, such as Tus-sound Environmental Resources Co., Ltd. which operates the online platform Yizaisheng O20, who are much larger than us in operation and sales revenue, have greater financial capabilities and longer operating history. The principal factors on which we compete are cost of service and efficiency of custom clearance. The demand for our one-stop services is significantly dependent on the general economy in the PRC and the PRC domestic demand for each of the goods in our offerings.
Suppliers
We enter into short-term supply orders in the ordinary course of business with the suppliers who are located outside of the PRC, pursuant to a form of supply order typically for a short term such as three-month term or less, at a fixed price. We do not otherwise enter into any supplier agreements. Though the fixed price of short-term orders does not entirely protect us and our customers against volatility in raw material prices, it nevertheless suits the business needs of our customers, who agree to such fixed prices. We enter into supply orders for the raw materials and half-finished goods that we import on behalf of our customers. Suppliers are either designated by our customers, or, for our scrap plastic and now processed plastics, are chosen by us depending on whether they supply goods that match the specifications of our customers.
In fiscal years 2015 and 2016, the primary supply we sourced were various types of cowhides. For our offerings such as various types of cowhides, we do not rely on any primary suppliers since our customers request us to source from their preferred suppliers. A major supplier preferred by our cowhides customers is Xiangxiang Trade Ltd., which supplied blue wet cowhide and raw cowhide, and accounted for 77.09% and 74.58% of our cost of supply in fiscal year 2015 and fiscal year 2016, respectively.
For our scrap plastic and processed plastics, we have working relationship with suppliers located in Southeast Asia, and are in the process of searching and negotiating with additional suppliers to expand our supplier base.
Marketing and Customers
We currently generate new businesses primarily through word of mouth referrals from past and current customers. We intend to expand our sales and marketing team to accommodate our growing operation in providing processed plastics related services.

We enter into import service agreements with our customers when they first become our customer. The import service agreements stipulate our service fees, our duties and responsibilities and other customary terms and conditions.

Our top customers in fiscal year 2015 and fiscal year 2016 have been furniture manufacturing companies that use leather as part of their product components. In fiscal year 2015, our top 5 customers were Guangzhou City Xinchi Leather Limited Company whom we mainly represented to import raw cowhide, Huizhou City Bowei Leather Product Limited Company whom we mainly represented to import raw cowhide and wet-salted cowhide; Sihui City Hongchang Leather Limited Compay, whom we mainly represented to import blue wet cowhide; Foshan City Shunde District Shengtailong Plastic Product Limited Company, whom we mainly represented to import Plastic granules; and Jiangmen City Xinhui District Luokeng Runfeng Leather Factory, whom we mainly represented to import Raw Cowhide and blue wet cowhide. Our top 5 customers collectively accounted for 52.99% of our revenues in fiscal year 2015.

In fiscal year 2016, our top 5 customers were Huizhou City Bowei Leather Product Limited Company, whom we mainly represented to import wet-salted horse leather, blue wet cowhide and raw cowhide; Fujian province Jinjiang City An'hai Qiuxia Leather Limited Company, whom we mainly represented to import blue wet cowhide; Zhaoqing City Huangcheng Leather Limited Company, whom we mainly represented to import wet-salted cowhide and raw cowhide; Guangzhou City Xinchi Leather Limited Company, whom we mainly represented to import blue wet cowhide and raw cowhide; Huaiyang County Luhui Textile Limited Company, whom we mainly represented to import raw cowhide. Our top 5 customers collectively accounted for 37.11% of our revenues in fiscal year 2016 and accounted for 22% for our revenues in the nine months ended September 30, 2017.

We primarily enter into purchase orders with our top customers. Each purchase order governs each transaction or order that our customers place with us. Purchase orders are typically short term based, effective from the time of the orders are placed until our services are delivered. We do not renew our purchase orders with our top customers, and they each place a new order with us for each new transaction. Our form of purchase order includes our service fee, which is a percentage of the total payment of the goods imported. Our form of purchase order also indicates that payment in full is due within 15 days of the completion of our services.

In our processed plastics service offering, we have been engaged by Guangdong Xiongsu Technology Group Co., Ltd., Midea Group Co., Ltd., and China Lesso Group Holdings Ltd. beginning in the fourth quarter of fiscal year ending December 31, 2017.

Research and Development

We have not incurred any cost or expenses in research and development in the first nine months ended September 30, 2017, and fiscal years ended December 31, 2015 and 2016. In light of our objective to strengthen our position as a one-stop import service provider that has a significantly strong practice in processed plastics, we intend to increase spending in research and development to identify overseas suppliers of processed plastics that will meet the specific specifications, quality and cost requirements of our customers.
Facilities/Properties
For Nengcheng's operation, we lease an office space from a third-party in Dasha Town, Xinyu City, Guanghai East Road, for an annual rent of RMB 10,000 (approximately $1,500). We have an unlimited term under this lease and can lease the premise for as long as we wish, and can terminate the lease without penalty.
We believe our facility is sufficient for our current operation.
Employees
As of the date of this registration statement, we had approximately 23 employees, 3 of which are full-time, and 20 of which are part-time. There is no labor union. We believe our relations with our employees are good.
Legal Proceedings
Except for the disclosure below, we are not currently a party to any litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business, operating results, cash flows or financial condition.
SEC Revokes Registration Of Securities Of Sunburst Acquisitions V Inc. For Failure To Make Required Periodic Filings
On April 26, 2017, the SEC instituted public administrative proceedings to determine whether to revoke or suspend for a period not exceeding twelve months the registration of each class of our securities for failure to make required periodic filings with the SEC. In this Order, the Division of Enforcement ("Division") alleged that the Company was delinquent in its required periodic filings with the Commission. The SEC informed the Company that pursuant to Securities Exchange Act of 1934, as amended (the "Exchange Act") Section 12(j), a hearing would be scheduled before an Administrative Law Judge. At the hearing, the judge would hear evidence from the Division and the Company to determine whether the allegations of the Division contained in the Order, which the Division alleged constituted failures to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, were true. The Judge in the proceeding then determined whether the registrations pursuant to Exchange Act Section 12 of each class of our securities should be revoked or suspended for a period not exceeding twelve months. The SEC ordered that the Judge issue an initial decision not later than 120 days from the date of service of the order instituting proceeding.
On October 4, 2017, the SEC revoked the registration of each class of our registered securities pursuant to Section 12(j) of the Exchange Act for failure to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder by failing to make required periodic filings with the SEC.
We are filing this Registration Statement on Form 10 to re-register our common stock under Section 12(g) of the Exchange Act.
Tax
Nengcheng, as a PRC entity, is subject to enterprise income tax ("EIT") according to applicable PRC tax rules and regulations.
PRC enterprises are required to prepay the EIT on a monthly or quarterly basis and to file provisional EIT returns with the tax authorities within 15 days of the end of each quarter based on actual monthly or quarterly profits. Enterprises that have difficulty in paying monthly or quarterly tax based on actual monthly or quarterly profits may make payments based on the monthly or quarterly average taxable income in the preceding calendar year, or by any other methods approved by the relevant tax authorities. Nengcheng has filed all quarterly EIT returns based on actual quarterly profits since its inception.
Final settlement of tax liability must be made within five months of the end of each calendar year, and all EIT returns shall be based on Chinese GAAP.

Regulations and Governmental Approvals
The following summarizes the principal PRC regulations related to our business operations.
Import Related Regulations
We are required to comply with the Customs Law established by the PRC, which establishes regulations related to import/export of merchandise from or to China. The regulations define the criteria for the supervision of the transport of merchandise to and from China.
To qualify as an entity permitted to import goods into the PRC, the entity is required to include foreign trade in the scope of business of its business permit, and must hold currently valid permits such as Registration Form for Foreign Trade Manager, Registration of Declaration Entities. Continuing qualification requires an entity to file the requisite annual records with the relevant bureaus of administration of industry and commerce, the ministry of the foreign trade and economic cooperation and the PRC Customs. Since Nengcheng's scope of operation is foreign trade, and Nengcheng holds the required and currently valid permits such as Registration Form for Foreign Trade Manager, Registration of Declaration Entities, Nengcheng is permitted to engage in import business activities.
To maintain ongoing compliance of our import business activities, we are required to file annual records with or subject to annual inspection from PRC regulatory procedures such registering with the Administration of Commerce and Industry, Ministry of Foreign Trade and Economic Cooperation, Foreign Trade and Economics Department, and PRC Customs.
To import various types of cowhides, we comply with the PRC regulations and do not import from countries on the banned list of import of animal and animal products. For import of raw cowhides, we obtain the raw cowhide import permit from the Entry-Exit Inspection and Quarantine, Office of Animal and Botanical Quarantine Inspection, from the province that the ports are located.
The import of our scrap plastic and processed plastic is subject to the regulation of Solid Waste Import Management Regulations. Pursuant to the Solid Waste Import Management Regulations, import of recycleable plastic requires environmental protection permits. Nengcheng holds all requisite permits as of the date of this registration statementregistration statement.
Provisions on Foreign Investment
All limited liability companies and joint stock limited companies incorporated and operating in the PRC are governed by the Company Law of the People's Republic of China, or the Company Law, which was amended and promulgated by the Standing Committee of the National People's Congress on December 28, 2013 and came into effect on March 1, 2014. In the latest amendment, paid-in capital registration, minimum requirement of registered capital and timing requirement of capital contribution were abolished. Foreign invested projects must also comply with the Company Law, with exceptions as specified in foreign investment laws.
With respect to the establishment and operation of wholly foreign-owned projects, or WFOE, the MOFCOM, and the National Development and Reform Commission, or NDRC, promulgated the Catalogue of Industries for Guiding Foreign Investment, or the Catalogue, as amended from time to time and the latest amendment was on June 28, 2017, which took effect on July 28, 2017 ("Catalogue (2017)") and replaced the previous amendment ("Catalogue (2015)"). The Catalogue serves as the main basis for management and guidance for the MOFCOM to manage and supervise foreign investments. The Catalogue divides industries for foreign investment into three categories: encouraged, restricted and prohibited. Those industries not set out in the Catalogue shall be classified as industries permitted for foreign investment. According to the Catalogue (2015) and the Catalogue (2017), the provision of import related services is neither restricted nor prohibited.
On September 3, 2016, the Standing Committee of the National People's Congress promulgated the Decision of the Standing Committee of the National People's Congress on Amending Four Laws Including the Law of the People's Republic of China on Wholly Foreign-owned Enterprises (the "Decision"), which provides record-filing in lieu of administrative approval for the establishments and alterations of foreign invested enterprises (the "FIEs") not subject to special administrative measures. On October 8, 2016, the MOFCOM issued the Interim Measures for Record-filing for the Establishment and Alteration of Foreign-invested Enterprises (the "Interim Measure"), and the MOFCOM and the NDRC jointly issued a statement (the "Joint Statement"), clarifying that the special administrative measures in this case are implemented by referencing the Catalogue. To be specific, the special administrative measures to be implemented are the restricted and prohibited industry categories as well as encouraged industry categories having shareholding and executive management requirements prescribed in the Catalogue. Since then, FIE establishments and alterations that are not subject to special administrative measures have been changed from a pre-approval system to a more standardized and convenient filing process. On June 30, 2017, the MOFCOM further revised the "Interim Measures." The modification includes among others that where a non-foreign-invested enterprise changes into a foreign-invested enterprise due to acquisition, consolidation by merger or otherwise, which is subject to record-filing as stipulated in the Measures, it shall complete the record-filing formalities for incorporation and submit the Incorporation Application in accordance with Paragraph 1 hereof mutatis mutandis.
Nengcheng has completed the registration as a wholly owned foreign enterprise on March 14, 2017 and the Administrative Bureau for Industry and Commerce of Shanxi Province has issued Nengcheng the relevant business license on the same date.

Regulations on Foreign Exchange
Foreign Exchange Settlement
The Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, which was promulgated by the SAFE on March 30, 2015 and became effective as of June 1, 2015, adopts the approach of discretional foreign exchange settlement, under which the foreign exchange capital in the capital account of a foreign-invested enterprise for which the foreign-invested enterprise has obtained confirmation by the local SAFE branches regarding the rights and interests of monetary contribution (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operation needs of such foreign-invested enterprise. The capital in Renminbi obtained by the foreign-invested enterprise from the discretionary settlement of foreign exchange capital shall be managed under the account pending for foreign exchange settlement payment. The proportion of discretionary settlement of foreign exchange capital is temporarily determined as 100%, subject to the adjustment of the SAFE.
Regulations Relating to Employment and Social Insurance
Pursuant to the PRC Labor Law effective as of January 1, 1995 (as amended on August 27, 2009), and the PRC Labor Contract Law effective as of January 1, 2008 (as amended on December 28, 2012), a written labor contract shall be executed by employer and an employee when the employment relationship is established, and an employer is under an obligation to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. Moreover, all PRC enterprises are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant authorities.
Pursuant to the Social Insurance Law of China effective from July 1, 2011, and the Housing Fund Regulation which was amended and became effective on March 24, 2002, employers in China shall pay contributions to the social insurance plan and the housing fund plan for their employees, and such contribution amount payable shall be calculated based on the employee actual salary in accordance with the relevant regulations.
Regulations on Tax
PRC Enterprise Income Tax Law
In January 2008, the PRC Enterprise Income Tax Law, or the EIT Law, took effect (revised and took effect on February 24, 2017). The EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. An enterprise established outside China with "de facto management bodies" within China is considered a "resident enterprise" for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. According to the EIT Law and its implementation regulations, certain high and new technology enterprises which have proprietary intellectual property rights and simultaneously meet the prescribed requirements as stipulated in the implementation regulations of the EIT Law and other relevant regulations are permitted to enjoy a reduced EIT rate of 15%.
Under the EIT Law and its implementation regulations, dividends generated from the business of a PRC subsidiary after January 1, 2008 and payable to its foreign investor may be subject to a withholding tax rate of 10% if the PRC tax authorities determine that the foreign investor is a non-resident enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax.
Under the PRC Enterprise Income Tax Law, an enterprise established outside China with "de facto management bodies" within China is considered a "resident enterprise" for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The implementing regulations of the EIT Law define the term "de facto management bodies" as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. On April 22, 2009, the State Administration of Taxation, or SAT issued the Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the Actual Standards of Organizational Management, or Circular 82, which provides certain specific criteria for determining whether the "de facto management bodies" of a PRC-controlled enterprise that is incorporated offshore is located in China. However, there are no further detailed rules or precedents governing the procedures and specific criteria for determining "de facto management body."
PRC Value-added Tax Law
Pursuant to the Interim Regulations on Value-added Tax of China, or VAT Regulations which was promulgated by the State Council on December 13, 1993 and became effective as of January 1, 1994 and further amended on November 10, 2008 and February 6, 2016, and the last amendment of which became effective on February 6, 2016, all units and individuals engaging in the sale of goods, provision of processing, repair and fitting services, and importation of goods within the territory of China are taxpayers of value-added tax( or VAT), and shall pay VAT in accordance with the VAT Regulations. According to the VAT Regulations, a VAT tax rate at 13% or 17% applies to the Chinese enterprises unless otherwise exempted or reduced according to the VAT Regulations and other relevant regulations.

We have abided by the relevant PRC tax laws in our operation.
Seasonality
We believe our operation and sales do not experience seasonality.
Implications of Being an "Emerging Growth Company"
As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" under the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:
-
are not required to obtain an attestation and report from our auditors on our management's assessment of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;

-
are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as "compensation discussion and analysis);

-
are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the "say-on-pay," "say-on-frequency" and "say-on-golden-parachute" votes);

-	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;
-	may present only two years of audited financial statements and only two years of related Management's Discussion & Analysis of Financial Condition and Results of Operations, or MD&A;
-	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and
-
are exempt from any proposed new requirements of the PCAOB rules relating to mandatory audit firm rotation and any requirement to include an auditor discussion and analysis narrative in our audit report.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.
 Certain of these reduced reporting requirements and exemptions were already available to us due to the fact that we also qualify as a "smaller reporting company" under SEC rules. For instance, smaller reporting companies are not required to obtain an auditor attestation and report regarding management's assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.
Under the JOBS Act, we may take advantage of these reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, or such earlier time that we no longer meet the definition of an emerging growth company. In this regard, the JOBS Act provides that we would cease to be an "emerging growth company" if we have more than $1.0 billion in annual revenues, have more than $700 million in market value of our Common Stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. Furthermore, under current SEC rules we will continue to qualify as a "smaller reporting company" for so long as we (1) have a public float (i.e., the market value of common equity held by non-affiliates) of less than $75 million as of the last business day of our most recently completed second fiscal quarter; or (2) for so long as we have a public float of zero, have annual revenues of less than $50 million during our most recently completed fiscal year.
Investors should be aware that we will be subject to the "Penny Stock" rules adopted by the Securities and Exchange Commission, which regulate broker-dealer practices in connection with transactions in Penny Stocks. These regulations may have the effect of reducing the level of trading activity, if any, in the secondary market for our stock, and investors in our Common Stock may find it difficult to sell their shares. Please see the disclosures under "Penny Stock Considerations" in this registration statement for more information.
Available Information about the Company
The public may read and copy this Registration Statement, including the exhibits and schedules thereto, as well as any other materials the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers, like the Company, that file electronically with the SEC. The address of the SEC's website is www.sec.gov.

Upon the effectiveness of this Registration Statement, the Company will become subject to the reporting and information requirements of the Exchange Act, and as a result will file periodic reports and other information with the SEC. These periodic reports and other information will be available for inspection and copying at the SEC's public reference room and the website of the SEC referred to above, as well as on the Company's website at no cost, www.cambridgetrust.com. This reference to the Company's website is an inactive textual reference only, and is not a hyperlink. The contents of the Company's website shall not be deemed to be incorporated by reference into this Registration Statement.
Item 1A. Risk Factors
An investment in our common stocks involves significant risks. You should carefully consider all of the information in this registration statement, including the risks and uncertainties described below, before making an investment in our common stocks. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our common stocks could decline, and you may lose all or part of your investment.
Risks Related to Our Business and Industry
We have a limited operating history with our current business model, which makes it difficult to predict our future prospects and financial performance.
We have a short operating history with our current business model, since Nengcheng was established in 2012. Our business has generated limited gross revenues, and may not produce significant gross revenues in the near term, or at all, which may harm our ability to obtain additional financing and may require us to reduce or discontinue our operations. You must consider our business and prospects in light of the risks and difficulties we may encounter as an early-stage operating company in a new and rapidly evolving industry. We may not be able to successfully address these risks and difficulties, which could significantly harm our business, operating results and financial condition.
We have incurred operating losses in the past, expect to incur operating losses in the future and may never achieve or maintain profitability.
We began operations in 2012 and for all of our history we have experienced net losses and negative cash flows from operations. As of September 30, 2017, the Company had accumulated deficits of $1.7 million due to the substantial losses in operation in previous periods. We expect our operating expenses to increase in the future as we expand our operations. If our revenue and gross profit do not grow at a greater rate than our operating expenses, we will not be able to achieve and maintain profitability. We expect to incur significant losses in the future for a number of reasons, including without limitation the other risks and uncertainties described herein. Additionally, we may encounter unforeseen operating or legal expenses, difficulties, complications, delays and other factors that may result in losses in future periods. If our expenses exceed our revenue, we may never achieve or maintain profitability and our business may be harmed.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

In April 2012, President Obama signed into law the JOBS Act. We are classified as an "emerging growth company" under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.0 billion of revenues in a fiscal year, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.
To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our common stock to be less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.
We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an "emerging growth company."
Upon effectiveness of this registration statement, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. As an "emerging growth company" pursuant to the JOBS Act, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an "emerging growth company," we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with increased disclosure requirements.

We may not be able to manage our business expansion and strategic acquisitions effectively.
We plan to continue to expand our presence through organic growth and strategic acquisitions. In particular, to support our continued growth and to strengthen our market share, we may acquire similar service companies in other regions to expand geographically. This will result in substantial demands on our management and on our operational, technological and other resources. To manage our expected growth, we will be required to expand our existing managerial, operational, technological and financial systems. We also need to expand, train, manage and retain our growing employee base. Significant financial resources may also be needed to support our planned growth. We cannot assure you that our current and planned managerial, operational, technological and financial systems will be adequate to support our future operations, or that we will be able to effectively and efficiently manage the growth of our operations or recruit and retain qualified personnel. There is no assurance that we will be able to obtain financial resources at commercial terms that are acceptable to us on a timely basis, or at all, to support our planned growth. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our financial condition and results of operations.
In addition, as a core part of our growth strategy, we intend to pursue selective strategic acquisitions and maximize synergies through integration of acquired entities. Our strategic acquisitions involve substantial risks and uncertainties, including:

•	our ability to identify and acquire targets in a cost-effective manner;
•	our ability to obtain approval from relevant government authorities for the acquisitions and to comply with applicable rules and regulations for acquisitions;
•	our ability to obtain financing to support our acquisitions;
•	our ability to obtain financing to support our acquisitions;
•
our ability to generate sufficient revenue to offset the costs and expenses of acquisitions, including the possibility of failure to achieve the intended revenue and other benefits expected from the acquisitions;

•
our ability to generate sufficient revenue to offset the costs and expenses of acquisitions, including the possibility of failure to achieve the intended revenue and other benefits expected from the acquisitions;

•
potential ongoing financial obligations in connection with the acquisitions, including any expenses in connection with impairment of goodwill recognized in connection with the acquisitions and potential unforeseen or hidden liabilities of any acquired entity, such as litigation claims or tax liabilities;

•
potential ongoing financial obligations in connection with the acquisitions, including any expenses in connection with impairment of goodwill recognized in connection with the acquisitions and potential unforeseen or hidden liabilities of any acquired entity, such as litigation claims or tax liabilities;

•	the diversion of resources and management attention from our existing businesses; and
•	the diversion of resources and management attention from our existing businesses; and
•	potential loss of, or harm to, employee or customer relationships as a result of ownership changes in the acquired entities.
•	potential loss of, or harm to, employee or customer relationships as a result of ownership changes in the acquired entities.
If any one or more of these risks or uncertainties materializes or if any of the strategic objectives we contemplate are not achieved, our strategic acquisitions may not be beneficial to us and may have a material adverse effect on our business, financial condition and results of operations.
We have previously failed to timely file certain periodic reports with the SEC and the SEC revoked the registration of each class of our registered securities. This poses significant risks to our business, and could materially and adversely affect our financial condition and results of operations.

The Company has not been able to, and may continue to be unable to produce timely financial statements, and file these financial statements as part of a periodic report in a timely manner with the SEC. The Company has failed to timely file with the SEC all requisite Forms 10-K, 10KSB, 10-Q or 10QSB beginning from the period ending January 31, 2008. Consequently, we were not compliant with the periodic reporting requirements under the Exchange Act beginning from the period ending January 31, 2008.

On April 26, 2017, the SEC instituted public administrative proceedings to determine whether to revoke or suspend our Company, for a period not exceeding twelve months the registration of each class of our securities for failure to make required periodic filings with the SEC. In this order, the Division of Enforcement ("Division") alleged that the Company was delinquent in its required periodic filings with the Commission. The SEC informed the Company that pursuant to Securities Exchange Act of 1934, as amended (the "Exchange Act") Section 12(j), a hearing would be scheduled before an Administrative Law Judge. At the hearing, the judge would hear evidence from the Division and the Company to determine whether the allegations of the Division contained in the order, which the Division alleged constituted failures to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, were true. The Judge in the proceeding then determined whether the registrations pursuant to Exchange Act Section 12 of each class of our securities should be revoked or suspended for a period not exceeding twelve months. The SEC ordered that the Judge issue an initial decision not later than 120 days from the date of service of the order instituting proceeding. On October 4, 2017, the SEC revoked the registration of each class of our registered securities pursuant to Section 12(j) of the Exchange Act for failure to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder by failing to make required periodic filings with the SEC.

While we are filing this Registration Statement on Form 10 to re-register our common stock under Section 12(g) of the Exchange Act, we cannot guarantee that in the future our reporting will always be timely. As such, our failure to timely file possibly future periodic reports with the SEC could subject us to enforcement action by the SEC and shareholder lawsuits, our failure to timely file our periodic reports could eventually result in the delisting of our common stock from the New York Stock Exchange, regulatory sanctions from the SEC, and/or the breach of covenants in our credit facilities or of any preferred equity or debt securities we may issue in the future, any of which could have a material adverse impact on our operations and your investment in our common stock, and our ability to register with the SEC public offerings of our securities for our benefit or the benefit of our security holders. Additionally, our failure to file our past periodic reports and future periodic reports has resulted in and could result in investors not receiving adequate information regarding the Company with which to make investment decisions. As a result, investors may not have access to current or timely financial information about our Company.

We have substantial outstanding receivables due from related parties primarily and other non-related parties, and may experience delays or defaults in collecting receivables from our customers and clients. A failure to receive payment on time and in full could have an adverse effect on our results of operations including but not limited to negative effect on our liquidity position and our ability to continue operation.

We grant credit to substantially all of our customers without requiring collateral. Our accounts receivables and other receivables due from related parties are interest free, unsecured, and payable on demand. In times of economic uncertainty, the risks relating to the granting of such credit will typically increase. Although we monitor and mitigate the risks associated with our credit policies, we cannot ensure that such mitigation will be effective. We have experienced losses due to customers failing to meet their obligations. Future losses could be significant and, if incurred, could harm our business and have a material adverse effect on our operating results and financial position.

The facts and circumstances of each account may require us to use substantial judgment in assessing its collectability. In the future, we may not be able to collect certain accounts receivable. If a business delays payment or fails to release our retention monies as scheduled, our cash flow and working capital may be materially and adversely affected. Even where we are able to recover any losses incurred pursuant to the terms of the contract, the process of such recovery is usually time-consuming and requires financial and other resources to settle the disputes. Furthermore, there can be no assurance that any outcome will be in our favor or that any dispute will be resolved in a timely manner. Failure to secure adequate payments in time or to manage past due debts effectively could have an adverse effect on our business, financial position, results of operations and prospects.
We may not be able to successfully integrate businesses that we acquire, which may cause us to lose anticipated benefits from such acquisitions and to incur significant additional expenses.
We may not successfully integrate our operations and the operations of Nengcheng that we have acquired in a timely manner, or at all, and we may not realize the anticipated benefits or synergies of the acquisitions to the extent, or in the timeframe, we anticipated, which may have a material adverse effect on our business, financial condition and results of operations. The main challenges involved in integrating acquired entities include the following:

•	consolidating service offerings;
•	retaining qualified education professionals of any acquired entity;
•	consolidating and integrating corporate information technology and administrative infrastructure;
•	ensuring and demonstrating to customers that the acquisitions will not result in any adverse changes to our brand image, reputation, service quality or standards;
•	preserving strategic, marketing or other important relationships of any acquired entity and resolving potential conflicts that may arise with our key relationships; and
•	minimizing the diversion of our management's attention from ongoing business concerns.

If we fail to successfully execute our growth strategies, our business and prospects may be materially and adversely affected.
Our growth strategies include further promoting our one-stop import service program to customers that require import services throughout the PRC market, expanding our additional raw materials and half-finished goods offerings, establishing working relationship with additional ports that we currently do not operate in, and making acquisitions or equity investments in additional businesses that complement our existing business. We may not succeed in executing these growth strategies due to a number of factors, including the following:

•	we may fail to further promote our one-stop import service program;
•
we may not be successful in effectively expanding our customer base is to outside of the region we are currently operating, or build additional sources of revenues from adding the import of new raw materials or half-finished goods;

•	we may not be able to establish a good working relationship with additional ports that would be most convenient and cost-effective for our customers;
•	we may not be able to identify suitable targets for acquisitions and partnership.
If we fail to successfully execute our growth strategies, we may not be able to maintain our growth rate and our business and prospects may be materially and adversely affected as a result.
We rely on overseas cargo agents to provide services to us and to our customers, and our ability to conduct business successfully may be affected if we are unable to maintain our relationships with these overseas cargo agents.
We rely on the services of independent cargo agents, who may also be providing services to our competitors, which may include consolidating and deconsolidating various shipments. Although we believe our relationships with our cargo agents are satisfactory, we may not be able to maintain these relationships. If we were unable to maintain these relationships or develop new relationships, our service levels, operating efficiency, future freight volumes and operating profits may be reduced which will adversely impact our results of operations in future periods.
We incur significant credit risks in the operation of our business which could reduce our operating profits.
Various aspects of import services involve significant credit risks. As part of our service, we first pay the cost of customs clearance, such as tarrifs and other taxes, on behalf of our customers, before we bill our customers for the cost. We endeavor to maintain tight credit controls and to avoid doing business with customers we believe may not be creditworthy. While we have not yet encountered incurring losses for customers to whom we extended credit and either delayed their payments to us or became unable or unwilling to pay our invoices after we completed shipment of their goods or rendered other services to them, we cannot guarantee that we will not incur such losses in the future.
We may encounter disputes from time to time relating to our use of intellectual property of third parties.
We cannot be certain that third parties will not claim that our business infringes upon or otherwise violates patents, copyrights or other intellectual property rights that they hold. Any claims against us, with or without merit, could be time consuming and costly to defend or litigate, divert our management's attention and resources or result in the loss of goodwill associated with our brand. If a lawsuit against us is successful, we may be required to pay substantial damages and/or enter into royalty or license agreements that may not be based upon commercially reasonable terms, or we may be unable to enter into such agreements at all.

We may not be able to achieve the benefits we expect from recent and future acquisitions, and recent and future acquisitions may have an adverse effect on our ability to manage our business.
We have made and intend to continue to make acquisitions or equity investments in additional businesses that complement our existing business. We may not be able to successfully integrate acquired businesses and we may not have control over the businesses or operations of our minority equity investments, the value of which may decline over time. As a result, our business and operating results could be harmed. In addition, if the businesses we acquire or invest in do not subsequently generate the anticipated financial performance or if any goodwill impairment test triggering event occurs, we may need to revalue or write down the value of goodwill and other intangible assets in connection with such acquisitions or investments, which would harm our results of operations. In addition, we may be unable to identify appropriate acquisition or strategic investment targets when it is necessary or desirable to make such acquisition or investment to remain competitive or to expand our business. Even if we identify an appropriate acquisition or investment target, we may not be able to negotiate the terms of the acquisition or investment successfully, finance the proposed transaction or integrate the relevant businesses into our existing business and operations.
If our senior management is unable to work together effectively or efficiently or if we lose their service, our business may be severely disrupted.
Our success heavily depends upon the continued services of our management. In particular, we rely on the expertise and experience of Mr. Terence Ho, our CEO and Chairman. If Mr. Ho or one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If Mr. Ho or any of our senior management joins a competitor or forms a competing business, we may lose our employees, and other key professionals and staff members. If any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.
We have limited insurance coverage for our operations in China, which could expose us to significant costs and business disruption.
We do not maintain any liability insurance or property insurance policies covering equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. We maintain medical insurance for our management in China. As the insurance industry in China is still in an early stage of development, insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.
Adverse capital and credit market conditions may significantly affect our ability to meet liquidity needs, access to capital and cost of capital.
The capital and credit markets have previously experienced extreme volatility and disruption, including, among other things, extreme volatility in securities prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others. Governments have taken unprecedented actions intended to address extreme market conditions that have included severely restricted credit and declines in real estate values. In some cases, the markets have exerted downward pressure on availability of liquidity and credit capacity for certain issuers. While historically these conditions have not impaired our ability to utilize our current credit facilities and finance our operations or obtaining advances from our shareholders, there can be no assurance that there will not be deterioration in financial markets and confidence in major economies such that our ability to access credit markets and finance our operations might be impaired. Without sufficient liquidity, we may be forced to curtail our operations and any planned expansion. Adverse market conditions may limit our ability to replace, in a timely manner, maturing liabilities and access the capital necessary to operate and grow our business. As such, we may be forced to delay raising capital or bear an unattractive cost of capital which could decrease our profitability and significantly reduce our financial flexibility. The tightening of credit in financial markets could adversely affect the ability of our customers to obtain financing for purchases of our products and could result in a decrease in or cancellation of orders for our products. Our results of operations, financial condition, cash flows and capital position could be materially adversely affected by disruptions in the financial markets.

We are in the process of engaging a broker-dealer to quote our stock on the OTC market. If and when our stock is quoted to trade on the OTC market, our stock price may be negatively affected if we become subject to the recent scrutiny, criticism and negative publicity involving U.S. listed Chinese companies.
Recently, U.S. publicly reporting companies that have substantially all of their operations in China, particularly companies like us which have completed share exchanges or combinations under common control have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S.-listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions, and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our Company, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from growing our company. If such allegations are not proven to be groundless, our company and business operations will be severely negatively affected and your investment in our stock could be rendered worthless.
Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.
As of September 30, 2017, the Company had accumulated deficits of $1.7 million due to the substantial losses in operation in previous periods. The future of our company is dependent upon future profitable operations from Nengcheng and the continuing financial support from our stockholders or other capital sources. Our management will need to seek additional financing in the future. In addition, the presence of the going concern explanatory paragraph may have an adverse impact on our relationship with third parties with whom we do business, including our customers, vendors and employees and could make it challenging and difficult for us to raise additional debt or equity financing to the extent needed, all of which could have a material adverse impact on our business, results of operations and financial condition. These conditions raise substantial doubt about our company's ability to continue as a going concern. Although there are no assurances that our plans will be realized, our management believes that we will be able to continue operations in the future.
Additionally, we cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve profitability will depend in large part on our ability to increase our operating margin, either by growing our revenues at a rate faster than our operating expenses increase, or by reducing our operating expenses, especially our sales and market expenses, as a percentage of our net revenues. As a result of the foregoing, we believe that we may continue to incur net losses for a period of time in the future.
Risks Relating to Our Corporate Structure
The draft Foreign Investment Law proposes sweeping changes to the PRC foreign investment legal regime and will likely to have a significant impact on businesses in China controlled by foreign invested enterprises primarily through contractual arrangements, such as our business.
On January 19, 2015, MOFCOM published a draft of the PRC Law on Foreign Investment (Draft for Comment), or the Foreign Investment Law, which is open for public comments until February 17, 2015. At the same time, MOFCOM published an accompanying explanatory note of the draft Foreign Investment Law, or the Explanatory Note, which contains important information about the draft Foreign Investment Law, including its drafting philosophy and principles, main content, plans to transition to the new legal regime and treatment of business in China controlled by foreign invested enterprises, or FIEs, primarily through contractual arrangements. The draft Foreign Investment Law is intended to replace the current foreign investment legal regime consisting of three laws: the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law, as well as detailed implementing rules. The draft Foreign Investment Law proposes significant changes to the PRC foreign investment legal regime and may have a material impact on Chinese companies listed or to be listed overseas. The proposed Foreign Investment Law is to regulate FIEs the same way as PRC domestic entities, except for those FIEs that operate in industries deemed to be either "restricted" or "prohibited" in a "Negative List." Because the Negative List has yet to be published, it is unclear whether it will differ from the current list of industries subject to restrictions or prohibitions on foreign investment (including our industry). The draft Foreign Investment Law also provides that only FIEs operating in industries on the Negative List will require entry clearance and other approvals that are not required of PRC domestic entities. As a result of the entry clearance and approvals, certain FIE's operating in industries on the Negative List may not be able to continue to conduct their operations through contractual arrangements.
There is substantial uncertainty regarding the draft Foreign Investment Law, including, among others, what the actual content of the law will be as well as the adoption timeline or effective date of the final form of the law. While such uncertainty exists, we cannot determine whether the new foreign investment law, when it is adopted and becomes effective, will not have a material positive or negative impact on our corporate structure and business.

RISKS RELATED TO DOING BUSINESS IN CHINA
Substantially all of our assets are located in the PRC and substantially all of our revenues are derived from our operations in China, and changes in the political and economic policies of the PRC government could have a significant impact upon the business we may be able to conduct in the PRC and accordingly on the results of our operations and financial condition.
Our business operations may be adversely affected by the current and future political environment in the PRC. The Chinese government exerts substantial influence and control over the manner in which we must conduct our business activities. Our ability to operate in China may be adversely affected by changes in Chinese laws and regulations, including those relating to taxation, import and export tariffs, raw materials, environmental regulations, land use rights, property and other matters. Under the current government leadership, the government of the PRC has been pursuing economic reform policies that encourage private economic activities and greater economic decentralization. There is no assurance, however, that the government of the PRC will continue to pursue these policies, or that it will not significantly alter these policies from time to time without advance notice.
Our operations are subject to PRC laws and regulations that are sometimes vague and uncertain. Any changes in such PRC laws and regulations, or the interpretations thereof, may have a material and adverse effect on our business.
The PRC's legal system is a civil law system based on written statutes. Unlike the common law system prevalent in the United States, decided legal cases have little value as precedent in China. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to, governmental approvals required for conducting business and investments, laws and regulations governing the battery industry, national security-related laws and regulations and export/import laws and regulations, as well as commercial, antitrust, patent, product liability, environmental laws and regulations, consumer protection, and financial and business taxation laws and regulations.
The Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and judicial interpretation and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively.
PRC regulations relating to acquisitions of PRC companies by foreign entities may create regulatory uncertainties that could restrict or limit our ability to operate, including our ability to pay dividends. Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, for any offering of our common stock could have a material adverse effect on our business, operating results, reputation and trading price of our common stock.
The PRC State Administration of Foreign Exchange, or "SAFE," issued a public notice in November 2005, known as Circular 75, concerning the use of offshore holding companies in mergers and acquisitions in China. The public notice provides that if an offshore company controlled by PRC residents intends to acquire a PRC company, such acquisition will be subject to registration with the relevant foreign exchange authorities. The public notice also suggests that registration with the relevant foreign exchange authorities is required for any sale or transfer by the PRC residents of shares in an offshore holding company that owns an onshore company. The PRC residents must each submit a registration form to the local SAFE branch with respect to their ownership interests in the offshore company, and must also file an amendment to such registration if the offshore company experiences material events, such as changes in the share capital, share transfer, mergers and acquisitions, spin-off transactions or use of assets in China to guarantee offshore obligations. If any PRC resident stockholder of an offshore holding company fails to make the required SAFE registration and amended registration, the onshore PRC subsidiaries of that offshore company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore entity. In May 2011, the SAFE promulgated new operational rules, known as Notice 19, for the implementation of Circular 75. Failure to comply with the SAFE registration and amendment requirements of Circular 75, as applied by SAFE in accordance with Notice 19 could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. Because of uncertainty of how the SAFE notice will be further interpreted and enforced, we cannot be sure how it will affect our business operations or future plans. For example, our subsidiaries' ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with the SAFE notice by our PRC resident beneficial holders. Failure by our PRC resident beneficial holders could subject these PRC resident beneficial holders to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries' ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.
On August 8, 2006, the PRC Ministry of Commerce ("MOFCOM"), joined by the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration of Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission and SAFE, released a substantially amended version of the Provisions for Foreign Investors to Merge with or Acquire Domestic Enterprises (the "Revised M&A Regulations"), which took effect on September 8, 2006. These rules significantly revised China's regulatory framework governing onshore-to-offshore restructurings and foreign acquisitions of domestic enterprises. These rules implemented greater PRC government attention to cross-border merger, acquisition and other investment activities, by confirming MOFCOM as a key regulator for issues related to mergers and acquisitions in China and requiring MOFCOM approval of a broad range of merger, acquisition and investment transactions. Further, the rules established reporting requirements for acquisition of control by foreigners of companies in key industries, and reinforce the ability of the Chinese government to monitor and prohibit foreign control transactions in key industries.

If the CSRC or another PRC regulatory agency subsequently determines that CSRC approval was required for any transaction not receiving prior approval, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from an offering of securities into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our common stock. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt any offering before settlement and delivery of the securities offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur.
Also, if later the CSRC requires that we obtain its approval for any transaction not receiving prior approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our common stock.
Furthermore, the Circular on establishing the Security Review System for Merger and Acquisition of Domestic Enterprise by Foreign Investors was promulgated by the General Office of the State Council on February 3, 2011 and the Ministry of Commerce issued the corresponding implementation rules on August 25, 2011, as supplemented further in June 17, 2014. According to these rules, a foreign investor's acquisitions of Chinese companies in the fields of military, energy and resources, infrastructure, important agricultural products, infrastructure, transport service, key technology and major equipment manufacturing, and other restricted fields requires security review by both the National Development and Reform Commission and the relevant local government entities.
Complying with the requirements of the above rules to complete such transactions could be time-consuming, and any required approval processes may delay or inhibit our ability to complete such transactions, which could also affect our ability to expand our business.
We face uncertainty from China's Circular on Strengthening the Administration of Enterprise Income Tax on Non-Resident Enterprises' Share Transfer ("Circular 698") that was released in December 2009 with retroactive effect from January 1, 2008.
The Chinese State Administration of Taxation (SAT) released a circular (Guoshuihan No. 698 - Circular 698) on December 15, 2009 that addresses the transfer of shares by nonresident companies. Circular 698, which is effective retroactively to January 1, 2008, may have a significant impact on many companies that use offshore holding companies to invest in China. Circular 698, which provides parties with a short period of time to comply its requirements, indirectly taxes foreign companies on gains derived from the indirect sale of a Chinese company. Where a foreign investor indirectly transfers equity interests in a Chinese resident enterprise by selling the shares in an offshore holding company, and the latter is located in a country or jurisdiction where the effective tax burden is less than 12.5% or where the offshore income of his, her, or its residents is not taxable, the foreign investor is required to provide the tax authority in charge of that Chinese resident enterprise with the relevant information within 30 days of the transfers. Moreover, where a foreign investor indirectly transfers equity interests in a Chinese resident enterprise through an abuse of form of organization and there are no reasonable commercial purposes such that the corporate income tax liability is avoided, the PRC tax authority will have the power to re-assess the nature of the equity transfer in accordance with PRC's "substance-over-form" principle and deny the existence of the offshore holding company that is used for tax planning purposes.
The SAT issued Bulletin of the State of Taxation [2011] No. 24 (Bulletin) on March 28, 2011, in which various issues regarding the tax administration for non-PRC resident enterprises and clarifications on Circular 698 were addressed. The Bulletin defined some parameters stipulated in Circular 698, which, if a non-resident enterprise were to fall under, would be subject to the Circular requirements including that (a) "foreign investor (party with effective control)" applies to all foreign investors who have indirectly transferred a Chinese resident enterprise and (b) that "effective tax burden" refers to the effective tax imposed on the gains on the share transfer transaction per se. However, the SAT is expected to issue further clarification and guidance with regard to how to decide "abuse of form of organization" and "reasonable commercial purpose," which can be utilized by us to determine if we comply with Circular 698.
If we fail to comply with the requirements under Circular 698 and the Bulletin, we may become at risk of being taxed and we may also be required to expend valuable resources to comply with Circular 698 and the Bulletin or to establish that we should not be taxed, which could have a material adverse effect on our financial condition and results of operations.
The foreign currency exchange rate between U.S. Dollars and Renminbi could adversely affect our financial condition.
To the extent that we need to convert U.S. Dollars into Renminbi for our operational needs, our financial position and the price of our common stock may be adversely affected should the Renminbi appreciate against the U.S. Dollar at that time. Conversely, if we decide to convert Renminbi into U.S. Dollars for the operational needs or paying dividends on our common stock, the dollar equivalent of our earnings from our subsidiaries in China would be reduced should the dollar appreciate against the Renminbi.

Until 1994, the Renminbi experienced a gradual but significant devaluation against most major currencies, including dollars, and there was a significant devaluation of the Renminbi on January 1, 1994 in connection with the replacement of the dual exchange rate system with a unified managed floating rate foreign exchange system. Since 1994, the value of the Renminbi relative to the U.S. Dollar has remained stable and has appreciated slightly against the U.S. Dollar. Countries, including the United States, have argued that the Renminbi is artificially undervalued due to China's current monetary policies and have pressured China to allow the Renminbi to float freely in world markets. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the dollar. Under the new policy the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of designated foreign currencies. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in further and more significant appreciation of the Renminbi against the dollar.
Inflation in the PRC could negatively affect our profitability and growth.
While the PRC economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. According to the National Bureau of Statistics of China, China's Average Consumer Price Index was 1.99% in 2016. If prices for our products and services rise at a rate that is insufficient to compensate for the rise in the costs of supplies such as labor costs, in our case, it may have an adverse effect on our profitability.
Furthermore, in order to control inflation in the past, the PRC government has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. In January 2010, the Chinese government took steps to tighten the availability of credit including ordering banks to increase the amount of reserves they hold and to reduce or limit their lending. The implementation of such policies may impede economic growth. In October 2004, the People's Bank of China, the PRC's central bank, raised interest rates for the first time in nearly a decade and indicated in a statement that the measure was prompted by inflationary concerns in the Chinese economy. In April 2006, the People's Bank of China raised the interest rate again. Repeated rises in interest rates by the central bank would likely slow economic activity in China which could, in turn, materially increase our costs and also reduce demand for our products and services.
Because our funds are held in banks that do not provide insurance, the failure of any bank in which we deposit our funds could affect our ability to continue in business.
Banks and other financial institutions in the PRC do not provide insurance for funds held on deposit. A significant portion of our assets are in the form of cash deposited with banks in the PRC, and in the event of a bank failure, we may not have access to our funds on deposit. Depending upon the amount of money we maintain in a bank that fails, our inability to have access to our cash could impair our operations, and, if we are not able to access funds to pay suppliers, employees and other creditors, we may be unable to continue in business.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

We are subject to the U.S. Foreign Corrupt Practices Act ("FCPA"), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations, agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants or distributors of our company, because these parties are not always subject to our control.

Although we believe to date we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption law, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions including personal liability for management, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.
Dividends payable by us to our foreign investors and any gain on the sale of our shares may be subject to taxes under PRC tax laws.
If dividends payable to our shareholders are treated as income derived from sources within China, then the dividends that shareholders receive from us, and any gain on the sale or transfer of our shares, may be subject to taxes under PRC tax laws.
In January 2009, the State Administration of Taxation promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises ("Measures"), pursuant to which, the entities which have the direct obligation to make the following payment to a non-resident enterprise shall be the relevant tax withholders for such non-resident enterprise, and such payment includes: incomes from equity investment (including dividends and other return on investment), interests, rents, royalties, and incomes from assignment of property as well as other incomes subject to enterprise income tax received by non-resident enterprises in China. Further, the Measures provides that in case of equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment shall, by itself or engage an agent to, file tax declaration with the PRC tax authority located at place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred shall assist the tax authorities to collect taxes from the relevant non-resident enterprise. However, it is unclear whether the Measures refer to the equity transfer by a non-resident enterprise which is a direct or an indirect shareholder of the said PRC company. Given these Measures, there is a possibility that we may have an obligation to withhold income tax in respect of the dividends paid to non-resident enterprise investors.

Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China.
From time to time, we may receive requests from certain U.S. agencies to investigate or inspect our operations, or to otherwise provide information. While we will be compliant with these requests from these regulators, there is no guarantee that such requests will be honored by those entities who provide services to us or with whom we associate, especially as those entities are located in China. Furthermore, under current PRC laws, an on-site inspection of our facilities by any of these regulators may be limited or disallowed. Such inspections, though permitted by us and our affiliates, are not subject to be upheld in China by those entities that are located in China, and may therefore be impossible to facilitate.
Because our business is located in the PRC, we may have difficulty establishing adequate management, legal and financial controls, which are required in order to comply with U.S. securities laws.
PRC companies have historically not adopted a western style of management and financial reporting concepts and practices, which includes strong corporate governance, internal controls and, computer, financial and other control systems. Most of our middle and top management staff are not educated and trained in the Western system, and we may have difficulty in hiring new employees in the PRC with such training. In addition, we may have difficulty in hiring and retaining a sufficient number of qualified employees to work in the PRC. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards. Therefore, we may, in turn, experience difficulties in implementing and maintaining adequate internal controls as required under Section 404 of the Sarbanes-Oxley Act of 2002. This may result in significant deficiencies or material weaknesses in our internal controls which could impact the reliability of our financial statements and prevent us from complying with SEC rules and regulations and the requirements of the Sarbanes-Oxley Act of 2002. Any such deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our business.
Investors may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based upon U.S. laws, including the federal securities laws or other foreign laws against us or our management.
Most of our current operations are conducted in China. Moreover, most of our sole director and officer, Mr. Terence Ho is resident of China Mainland. All or substantially all of his assets are located outside the United States and in the PRC. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon these persons. In addition, uncertainties exist as to whether the courts of China would recognize or enforce judgments of U.S. courts obtained against us or such officers and/or directors predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in China against us or such persons predicated upon the securities laws of the United States or any state thereof.
Contract drafting, interpretation and enforcement in China involve significant uncertainties.
We have entered into numerous contracts governed by PRC law, many of which are material to our business. As compared with contracts in the United States, contracts governed by PRC law tend to contain less detail and are not as comprehensive in defining contracting parties' rights and obligations. As a result, contracts in China are more vulnerable to disputes and legal challenges. In addition, contract interpretation and enforcement in China is not as developed as in the United States, and the result of any contract dispute is subject to significant uncertainties. Therefore, we cannot assure that we will not be subject to disputes under our material contracts, and if such disputes arise, we cannot assure that we will prevail.
RISKS RELATED TO OUR CAPITAL STRUCTURE
There is no active trading market for our Common Stock, and there is no assurance of an established public trading market, which would adversely affect the ability of our investors to sell their securities in the public market.
We are currently searching for a registered broker-dealer who is willing to apply to quote our Common Stock on the Over the Counter market (the "OTC market"). The application may not be approved upon effectiveness of this registration statement. In the event that we successfully quote our Common Stock on the OTC market, broker-dealers often decline to trade in OTC stocks given the factors that the markets for such securities are often limited, the stocks are more volatile, and the risk to investors is greater. These factors may reduce the potential market for our common stock by reducing the number of potential investors. This may make it more difficult for investors in our common stock to sell shares to third parties or to otherwise dispose of their shares. This could cause our stock price to decline. We currently do not intend to apply to list on NASDAQ Capital Market or the NYSE MKT, but if we do decide to apply, there is no guarantee that we will meet the specific listing standards of NASDAQ or NYSE MKT.

The market price and trading volume of shares of our Common Stock may be volatile.
When and if an active market develops for our securities, the market price of our Common Stock could fluctuate significantly for many reasons, including reasons unrelated to our specific performance, such as reports by industry analysts, investor perceptions, or announcements by our competitors regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other large companies within our industry experience declines in their share price, our share price may decline as well. Fluctuations in operating results or the failure of operating results to meet the expectations of public market analysts and investors may negatively impact the price of our securities. Quarterly operating results may fluctuate in the future due to a variety of factors that could negatively affect revenues or expenses in any particular quarter, including vulnerability of our business to a general economic downturn; changes in the laws that affect our products or operations; competition; compensation related expenses; application of accounting standards; and our ability to obtain and maintain all necessary regulatory and industry certifications and/or approvals to conduct our business. In addition, when the market price of a company's shares drops significantly, shareholders could institute securities class action lawsuits against the Company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

Our officers and/or directors or entities controlled by our employees, officers and/or directors will control a majority of the shares of our common stock, decreasing your influence on shareholder decisions.

As of the date of this registration statement, our officers or directors, or entities controlled by our employees, officers and/or directors will, in the aggregate, beneficially own approximately 99.6% of our outstanding shares of common stock following the closing of the transactions underlying the Success Green Agreement. As a result, our employees, officers and directors will possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. These shareholders, acting individually or as a group, could exert control and substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company. These actions may be taken even if they are opposed by our other shareholders.
If we fail to maintain effective internal controls over financial reporting, the price of our Common Stock may be adversely affected.
We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. Any failure of these controls could also prevent us from maintaining accurate accounting records and discovering accounting errors and financial frauds. Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require annual assessment of our internal control over financial reporting. The standards that must be met for management to assess the internal control over financial reporting as effective complex, and require significant documentation, testing and possible remediation to meet the detailed standards. We may encounter problems or delays in completing activities necessary to make an assessment of our internal control over financial reporting. If we cannot assess our internal control over financial reporting as effective, investor confidence and share value may be negatively impacted.
In addition, management's assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting or disclosure of management's assessment of our internal controls over financial reporting may have an adverse impact on the price of our common stock.

Compliance with changing regulations of corporate governance and public disclosure will result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related SEC regulations, have created uncertainty for public companies and significantly increased the costs and risks associated with accessing the public markets and public reporting. For example, on January 30, 2009, the SEC adopted rules requiring companies to provide their financial statements in interactive data format using the eXtensible Business Reporting Language, or XBRL. Our management team will need to invest significant management time and financial resources to comply with both existing and evolving standards for public companies, which will lead to increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

If and when quoted to trade on the OTC market, our Common Stock may be considered a "penny stock," and thereby be subject to additional sale and trading regulations that may make it more difficult to sell.
If a market develops and the price of the Company's stock is below $5.00 per share, or the Company does not have $2,000,000 in net tangible assets, or is not listed on an exchange or on the NASDAQ National Market System, among other conditions, the Company's shares may be subject to a rule promulgated by the SEC that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and institutional accredited investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the Subscriber and receive the Subscriber's written consent to the transaction prior to the sale. Furthermore, if the price of the Company's stock is below $5.00, and does not meet the conditions set forth above, sales of the Company's stock in the secondary market will be subject to certain additional new rules promulgated by the SEC. These rules generally require, among other things, that brokers engaged in secondary trading of stock provide customers with written disclosure documents, monthly statements of the market value of penny stocks, disclosure of the bid and asked prices, and disclosure of the compensation to the broker-dealers and disclosure of the sales person working for the broker-dealer. These rules and regulations may affect the ability of broker-dealers to sell the Company's securities, thereby limiting the liquidity of the Company's securities.

ITEM 2. FINANCIAL INFORMATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this registration statement. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this registration statement.

Overview
Sunburst Acquisitions V, Inc., a Colorado corporation (the "Company") was incorporated under the laws of the State of Colorado on April 30, 1998. The Company was a blank check company until the Company completed a transaction on November 13, 2017. On November 13, 2017, the Company entered into transaction with Success Green BVI and Mr. Ho, who is the beneficial owner of 27,464,000 shares of the Company's common stock and also the sole shareholder of the SG Stock.
Pursuant to the Share Exchange Agreement, upon surrender by Mr. Ho and the cancellation by Success Green BVI of the certificates evidencing the SG Stock as registered to Mr. Ho, and pursuant to the registration of the Company in the register of members maintained by Success Green BVI as the new holder of the SG Stock and the issuance of the certificates evidencing the aforementioned registration of the SG Stock in the name of the Company, the Company issued 72,265,000 shares (the "Acquisition Stock") of the Company's common stock to Mr. Ho. The Acquisition Stock collectively represents 72.27% of the issued and outstanding common stock of the Company immediately after the Closing, in exchange for the SG Stock, representing 100% of the issued share capital of Success Green BVI in a combination of entities under common control. Following the combination, Mr. Ho continues to be the majority beneficial owner of the Company's common stock, holding 99.73% equity interest in the Company, and Success Green BVI and its subsidiary became wholly owned subsidiaries of the Company. As such, the Company is the 100% owner of ZhaoQing NengCheng Import and Export Co., Ltd. ("Nengcheng"), an operating company incorporated on July 3, 2012 under the laws of the PRC, through Success Green BVI.
Through Nengcheng, we are a one-stop import service provider for third-party manufacturers who have needs for the import of various types of raw materials and half-finished goods. In the fiscal years of 2015 and 2016, our primary revenues were generated from importing various types of cowhides such as wet blue cowhide, rawhide, salt wet cowhide, which accounted for, in the aggregate, approximately 88.97% and 87.91% of our total revenues, respectively, and less significantly, scrap plastic which accounted for approximately 5.36% and 1.04% of our total revenues, respectively. For a service fee, we negotiate and enter into import supply orders with overseas suppliers on behalf of our customers, remit the funds to the suppliers in foreign exchange, receive and inspect the imported raw material and goods once overseas suppliers ship them to seaports, clear customs on behalf of the customers and coordinate transportation of the raw material and goods from sea ports to our manufacturer customers. By utilizing our one-stop import services, our customers are able to access quality raw material and goods in the international market, without increasing administrative cost and expenses for obtaining and maintaining import and customs related licenses and permits

Operating Results

Results of Operations — Nine Months Ended September 30, 2017 Compared to Nine Months Ended September 30, 2016.

Revenue

Total revenues were approximately $53,000 for the nine months ended September 30, 2017, a decrease of 52% from approximately $111,000 in the same period of 2016.  The decrease was principally driven by the continuous decrease in the volume of import goods' experienced by our services in the first-half of 2017.

Operating expenses

Operating expenses include selling and marketing expenses and general and administrative expenses.

Selling and Marketing. Sales and marketing expenses decreased by 97% to approximately $2,800 for the nine months ended September 30, 2017 from approximately $91,000 for the same period of 2016, primarily attributable to the significant decrease in transportation fee from approximately $68,000 for the nine months ended September 30, 2016 to $2,200 in 2017. The decrease in transportation fee was primarily due to us changing from being responsible for paying for certain transportation fees on behalf of our customers, to our customers bearing such fees directly.

General and Administrative. General and administrative expenses increased by 188% to approximately $293,000 for the nine months ended September 30, 2017 from approximately $101,717 for the same period of 2016, primarily due to the decrease in net loss in foreign currency transactions other than RMB while legal and professional fee amounted to $82,000 incurred for the nine months ended September 30, 2017 in relation to our needs for such services during our restructuring and registration as a reporting company.

Interest income

Interest income decreased by 12% to $248 for the nine months ended September 30, 2017 from $283 for the same period of 2016 due to the decrease in the level of cash and cash equivalents during 2017.

Interest expenses

Interest expense decreased by 20% to approximately $208,000 for the nine months ended September 30, 2017 from approximately $260,000 for the same period of 2016 due to decease in the level of short-term bank loans by the repayment of a portion of bank loans during 2017.

Income taxes

Income tax expense was approximately $1,400 for the nine months ended September 30, 2017, a decrease of 28% over approximately $2,000 for the same period of 2016, primarily due to fewer tax adjustment items as compare with 2016.

Liquidity and Capital Resources

Liquidity

Cash and cash equivalents as of December 31, 2016 and September 30, 2017 were approximately $68,000 and $329,000 respectively. Cash used in operating activities decreased approximately $2.8 million for the nine months ended September 30, 2017, as compared to same period of 2016. The change is primarily attributable to an increase in net loss of approximately $109,000 balanced by an increase of approximately $2.9 million due to changes in operating assets and liabilities.

Cash provided by financing activities decreased approximately $2.6 million for the nine months ended September 30, 2017 as compared to same period of 2016. Cash provided by financing activities in 2017 consisted primarily of bank borrowings and related party payable repayment as well as capital injection.

Capital Resources

As of December 31, 2016, we recorded a working capital of approximately $10.5 million and accumulated deficits of approximately $1.2 million and as of September 30, 2017, we recorded a working capital of approximately $10.6 million and accumulated deficits of approximately $1.7 million. Our principal sources of liquidity have been cash generated from operating activities and borrowings from banks and related parties. Our cash and cash equivalents consist of cash on hand which are unrestricted as to withdrawal or use. Our financing activities mainly consist of borrowings from and repayment to banks and related parties. Except as disclosed in the financial statements, we have no financial guarantees or similar commitments to guarantee the payment obligations of third parties and other line of credit granted by our banks. We believe that our current cash and cash equivalents, our cash flow from operations and proceeds from our financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the foreseeable future and for at least 12 months subsequent to the filing of this registration statement. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

Results of Operations — Fiscal Year Ended December 31, 2016 Compared to Fiscal Year Ended December 31, 2015.

We provide import custom clearing services in the Guangdong province in the People's Republic of China ("PRC").  Our primary operations are conducted by a subsidiary located in the PRC.

Revenue

Total revenues were approximately $105,000 in 2016, an increase of 257% over approximately $29,000 in 2015.  This revenues growth was principally driven by the substantial volume growth in import goods where our custom clearing services were engaged in 2016.

Operating expenses

Operating expenses include selling and marketing expenses, general and administrative expenses and loss on sales.

Selling and Marketing. Sales and marketing expenses increased by 355% to approximately $90,000 in 2016 from approximately $20,000 in 2015, primarily attributable to the increase in import goods health treatment fee from approximately $8,000 in 2015 to $23,000 in 2016 and transportation fee from approximately $11,000 in 2015 to $67,000 in 2016.

General and Administrative. General and administrative expenses increased by 191% to approximately $218,000 in 2016 from approximately $75,000 in 2015, primarily due to the increase in net exchange loss on foreign currency transactions other than RMB and legal and professional fee amounted to $114,000 in relation to resume trading and restructuring of the Group.

Loss on Sales. Loss on sales represents the loss making in the transactions with our related parties.

Other income

Other income in 2016 was nil. Other income in 2015 mainly represents the gain on notes payable arrangement on behalf of customers approximately $109,000 and the net exchange gain on foreign currency transactions other than RMB.

Interest income

Interest income decreased by 99% to approximately $1,000 in 2016 from approximately $65,000 in 2015 due to the decreased the level of cash and cash equivalents during 2016.

Interest expenses

Interest expense decreased by 21% to approximately $384,000 in 2016 from approximately $488,000 in 2015 due to decease in short-term bank loans by the repayment of a portion of bank borrowings during 2016.

Income taxes

Income tax expense was approximately $1,000 in 2016, a decrease of 96% over approximately $7,000 in 2015, primarily due to the decrease in our taxable income.

Critical Accounting Policies and Use of Estimates

We prepare financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the balance sheet and the reported amounts of revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that are believed to be reasonable under the circumstances, which together form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on management's judgment.

Allowance for doubtful accounts. Accounts receivable are recorded at the invoiced amount and do not bear interest. We review on a periodic basis for doubtful accounts for the outstanding accounts receivable balances based on historical experience and information available. Additionally, we make specific bad debt provisions based on (i) our specific assessment of the collectability of all significant accounts; and (ii) any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectability. As of December 31, 2016 and September 30, 2017, no allowance for doubtful accounts was required to be provided.

Going concern assumption: As of December 31, 2016 and September 30, 2017, we had accumulated deficits of approximately $1.2 million and $1.7 million, respectively. Our directors are of the opinion that the preparation of these financial statements is based on a going concern and its basis has been stated in Note 13 to the financial statements. Should there be any problem in the going concern of us, all the assets and liabilities have to be stated at net realizable values.

Inflation

Inflation in the PRC had not materially impacted our results of operations during the nine months ended September 30, 2017 and 2016. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in the PRC.

Off-Balance Sheet Arrangements

We had no any off-balance sheet arrangements as of December 31, 2016 and September 30, 2017.

ITEM 3. PROPERTIES

The Company conducts its business through an office in Room 303, Building No. 1 (Yi Jing Building), Xinxu Guanghai East Road, Dasha Town, City of Sihui, Guangdong province, for an annual rent of RMB 10,000 (approximately $1,500). Pursuant to the lease agreement, we may remain on the premise until our next office becomes available.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information as to the number and percentage of shares of Common Stock beneficially owned as of November 13, 2017, (i) by each person known by the Company to own beneficially more than 5% of the Company's outstanding shares of Common Stock, (ii) by each of the Company's directors and executive officers, and (iii) by all directors and executive officers as a group. As of November 13, there were 100,000,000 shares of Common Stock outstanding and percentages are based on such total of shares outstanding.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of common stock that such person has the right to acquire within 60 days of the date of the respective table. For purposes of computing the percentage of outstanding shares of our common stock held by each person or group of persons named above, any shares that such person or persons has the right to acquire within 60 days of the date of the respective table is deemed to be outstanding for such person, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership.

Unless otherwise noted, the business address of each beneficial owner listed is the Company's address, Room 303, Building No. 1 (Yi Jing Building), Xinxu Guanghai East Road, Dasha Town, City of Sihui, Guangdong province. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of our common stock owned by them, except to the extent that power may be shared with a spouse.
Securities Ownership of Officers and Directors

Name	Number of Shares Owned (1)	Percent of Common Stock Outstanding
Director:
Terence Ho (2)	99,729,000	99.73%
Executive Officers other than Directors:
Nana Liao	0	0
Directors and executive officers as a group (2 persons)	99,729,000	99.73%

**	less than one percent

(1)
Unless otherwise indicated, all shares are beneficially owned by the respective individuals. Shares of Common Stock which are subject to stock options exercisable within 60 days of November 13, 2017 are deemed to be outstanding for the purpose of computing the amount and percentage of outstanding common stock owned by such person.

(2)
Mr. Terence Ho is the 100% owner of Sea Treasure, which holds 25,000,000 shares of Common Stock, and is the sole owner of Onping Limited, which holds 2,464,000 shares of Common Stock. Mr. Ho is also the 100% owner of Success Green BVI, which holds 72,265,000  shares of Common Stock pursuant to the Success Green Agreement.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS
Directors and Executive Officers

Set forth below is information regarding our directors and executive officers as of the date of this filing. The Board is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. Officers are elected by and serve at the discretion of the Board. To date we have not had an annual meeting. There are no family relationships between any of our directors or executive officers.
Name	Age	Position(s)
Terence Ho		Chairman and Director and Chief Executive Officer
Nana Liao		Chief Financial Officer

The following is a brief biography of each of our executive officers and directors:

Terence Ho, has been the director and chairman of the Board, and our chief executive officer since June 21, 2005. Mr. Ho received his bachelor's degree in Business Management from Chinese University in Hong Kong, an Executive MBA degree from Zhongshan University and holds an Honorary bachelor's degree from Winnipeg University in Canada. Additionally, Mr. Ho has been an investor and controller of various ventures and shell companies. From June 2005, Mr. Ho has been the chairman and director of Onping Limited. From July 2005, Mr. Ho has been the director and legal person of Xin Long Bao Investment Consultants (Shenzhen) Co., Limited. From May 2008, Mr. Ho has been the chairman of Success Green (International) Limited. From January 2011, Mr. Ho has been the chairman and director of Sea Treasure Holdings Limited. From September 2013, Mr. Ho has been the chairman of Tian Hong Tai Fu Financial Group (International) Limited. From September 2013, Mr. Ho has been the chairman and director of Tian Fu Financial Group (Investment) Limited. From January 2014, Mr. Ho has been the director and legal person of Shenzhen Tian Hong Tai Fu Investment Advisory Co., Limited. From March 2014, Mr. Ho has been the director and founding partner of Guangzhou Zhongzhan Real Estate Co., Limited. From March 2015, Mr. Ho has been the director of Shenzhen Tianhong Tai Fu Investment Management Co., Limited. From December 2016, Mr. Ho has been the chairman and director of Success Green (Group) Limited. From September 2017, Mr. Ho has been the chairman and director of Tin Fu Asset Management Co., Limited.

Nana Liao, has been the CFO since November 1, 2017. From 2014 to present, Ms. Liao worked as the Associate Director at Sky Wealth Capital Financial Group (Int'l) Limited. Ms. Liao received her bachelor's degree in law from Guangdong University of Finance & Economics.
Involvement in Certain Legal Proceedings
To the best of the Company's knowledge, none of the following events occurred during the past ten years that are material to an evaluation of the ability or integrity of any of our executive officers, directors or promoters
(1) A petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;
(2) Convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);
(3) Subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:
(i) Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;
(ii) Engaging in any type of business practice; or
(iii) Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;
(4) Subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described y such activity;
(5) Found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;
(6) Found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;
(7) Subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:
(i) Any Federal or State securities or commodities law or regulation; or
(ii) Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or
(iii) Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or
(8) Subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S. C 78c(a)(26)), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Director Independence

Presently, we are not currently listed on a national securities exchange or in an inter-dealer quotation system and therefore are not required to comply with the director independence requirements of any securities exchange.  In determining whether our directors are independent, however, we intend to comply with the rules of NASDAQ.  The board of directors will also consult with counsel to ensure that the boards of director's determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors, including those adopted under the Sarbanes-Oxley Act of 2002 with respect to the independence of audit committee members.  Nasdaq Listing Rule 5605(a)(2) defines an "independent director" generally as a person other than an Executive Officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.  At this time, we do not have any independent directors.

ITEM 6. EXECUTIVE COMPENSATION

Summary Compensation Table

The following tables set forth, for each of the last two completed fiscal years of the Company, the total compensation awarded to, earned by or paid to any person who was a principal executive officer during the preceding fiscal year and every other highest compensated executive officer earning more than $100,000 during the last fiscal year (together, the "Named Executive Officers").

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total
		($)	($)	($)	($)				($)
Terence Ho	2016	0	0	0	0	0	0	0	0
CEO of the Registrant	2015	0	0	0	0	0	0	0	0

Nana Liao	2016	0	0	0	0	0	0	0	0
CFO of the Registrant	2015	0	0	0	0	0	0	0	0

Guangxiang He	2016	6,300	0	0	0	0	0	0	6,300
CEO of Nengcheng	2015	6,300	0	0	0	0	0	0	6,300

Long Peng	2016	0	0	0	0	0	0	0	0
CFO of Nengcheng	2015	0	0	0	0	0	0	0	0

(1)
Based on Instruction 2 to Item 402(m)(2) of Regulation S-K and the definition of Executive Officer in Rule 3b-7 under the Exchange Act, we believe it is appropriate to include the compensation of Mrs. Liao and Mr. He in this table.

Agreements with Named Executive Officers

On November 1, 2017, we entered into an employment agreement with our chief executive officer, Mr. Ho Pursuant to his employment agreement, Mr. Ho shall serve as our CEO from January 1, 2017 to December 31, 2019, with no compensation.
On November 1, 2017, we entered into an employment agreement with our executive financial officer, Ms. Liao.  Pursuant to her employment agreement, Ms. Liao shall serve as our CFO from January 1, 2017 to December 31, 2019 with no compensation.
Each of our executive officers is employed for a specified time period, which will be renewed upon both parties' agreement thirty days before the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information
Pension, Retirement or Similar Benefit Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. We have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of the board of directors or a committee thereof.

Compensation of Directors

For the fiscal years ended December 31, 2016 and 2015, we have not paid compensation to any of our directors.

Outstanding Equity Awards

There were no equity awards outstanding as of the end of the fiscal year ending December 31, 2016.

Compensation Policies and Practices as They Relate to the Company's Risk Management

We believe that our current compensation policies and practices for all employees, including executive officers, do not create risks that are reasonably likely to have a material adverse effect on us.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On November 13, 2017, Success Green Agreement was entered into by and among the Company, Success Green BVI, and Mr. Ho, being the beneficial owner of record of 27,464,000 shares of the Company's stock and also the sole shareholder of all of the issued share capital of Success Green BVI (the "SG Stock").
Pursuant to the Success Green Agreement, upon surrender by Mr. Ho and the cancellation by Success Green BVI of the certificates evidencing the SG Stock as registered to Mr. Ho, and pursuant to the registration of the Company in the register of members maintained by Success Green BVI as the new holder of the SG Stock and the issuance of the certificates evidencing the aforementioned registration of the SG Stock in the name of the Company, the Company issued 72,265,000 shares (the "Acquisition Stock") of the Company's common stock to Mr. Ho. The Acquisition Stock collectively represents approximately 72.27% of the issued and outstanding common stock of the Company immediately after the Closing, in exchange for the SG Stock, representing 100% of the issued share capital of Success Green BVI in a combination of entities under common control. Following the combination, Mr. Ho continues to be the majority beneficial owner of the Company's common stock, holding 99.73% equity interest in the Company. Accordingly, Mr. Ho will continue to have the power to act alone in approving any action requiring a vote of the majority of our Common Stock and to elect all of our directors.
Related parties receivable
Foshan City Jisheng Technology Co. Ltd. ("Jisheng") is owned by the former shareholder of Nengcheng until September 17, 2016. During 2015 and 2016, Nengcheng conducted sales transactions with Jisheng. The amounts outstanding represent account receivable and other receivable due from Jisheng. As of September 30, 2017, the outstanding balance amounted to $5,321,289. As of December 31, 2016 and 2015, the outstanding balance of related parties receivable due from Jisheng amounted to $15,729,771 and 15,529,426, respectively. These amounts are interest free, unsecured, and payable on demand.

As of December 31, 2015, the Company has outstanding related parties receivable of $7,201,900 with Zhaoqing Ketong Environmental Engineering Co. Ltd. ("Ketong"), The shareholder of Nengcheng was the legal representative of Zhaoqing Ketong Enviromental Enginnering Co. Ltd. until May 11, 2014. The current legal representative of Ketong, Mr. Ye, Shaohua, is the owner of Jisheng. The amounts outstanding represent account receivable and other receivable due from Ketong. As of December 31, 2016 and 2015, the outstanding balance amounted to 640,869 and 7,201,900, respectively. These amounts are interest free, unsecured, and payable on demand. In the nine months ended September 30, 2017, the outstanding balance was completely paid off.

As of September 30, 2017, Mr. Guangxiang He, a principal shareholder Nengcheng until March 14, 2017, received interest free, unsecured, and payable on demand advances from the Company in the amount of $6,368,839. As of December 31, 2016 and 2015, Mr. Guangxiang He received interest free, unsecured, and payable on demand advances from the Company in the amount of $6,636,059 and $nil, respectively, for the purpose of corporate development. The Company has no plans to offer such advances to Mr. He or any other related parties.
Related parties payable
The Company has related outstanding parties payable due to  Mr. Terence Ho, the Chairman and CEO of the Company as of September 30, 2017 and December 31, 2016, in the amount of $565,440 and $367,073, for certain expenses Mr. Ho paid on behalf of the company from time to time. The amounts due to Mr. Ho are interest free, unsecured, and payable on demand.
The Company has related outstanding parties payable due to Shaoguan Yuerong Wealth Investment Partnership Co., a related entity owned by a former shareholder of Nengcheng and indirectly owned by Jisheng as of September 30, 2017 for $450,823, for payments of supplies and tax payments advanced by Jisheng. The amounts due to this Company are interest free, unsecured, and payable on demand.
The Company has related outstanding parties payable due to Mr. Ye Shaohua as of December 31, 2016 and 2015 of $nil and $11,279,333, respectively for payments of supplies and tax payments advanced by Mr. Ye Shaohua. Mr. Ye Shaohua is the owner of Jisheng, a related party of the Company. Further, Mr. Ye is the owner of a group of companies that exerts significant influence in Success Green (Group) Limited and its related companies.
Related parties transactions
For the nine months ended September 30, 2016, the Company conducted certain sales transactions with Jisheng. The gross sales amount for the nine months ended September 30, 2016 was $1,778,758. There was no related party sales for the nine months ended September 30, 2017.
During the years ended December 31, 2016 and 2015, the Company conducted certain sales transactions with Jisheng. The gross sales amount for the years ended December 31, 2016 and 2015 was $1,778,758 and $480,919, respectively.

ITEM 8. LEGAL PROCEEDINGS

In addition to the disclosure below, the Company and its subsidiaries are not parties to any claims and lawsuits arising in the course of their normal business activities.
Except for the disclosure below, we are not currently a party to any litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business, operating results, cash flows or financial condition.
SEC Revokes Registration Of Securities Of Sunburst Acquisitions V Inc. For Failure To Make Required Periodic Filings
On April 26, 2017, the SEC instituted public administrative proceedings to determine whether to revoke or suspend for a period not exceeding twelve months the registration of each class of our securities for failure to make required periodic filings with the SEC. In this Order, the Division of Enforcement ("Division") alleged that the Company was delinquent in its required periodic filings with the Commission. The SEC informed the Company that pursuant to Securities Exchange Act of 1934, as amended (the "Exchange Act") Section 12(j), a hearing would be scheduled before an Administrative Law Judge. At the hearing, the judge would hear evidence from the Division and the Company to determine whether the allegations of the Division contained in the Order, which the Division alleged constituted failures to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, were true. The Judge in the proceeding then determined whether the registrations pursuant to Exchange Act Section 12 of each class of our securities should be revoked or suspended for a period not exceeding twelve months. The SEC ordered that the Judge issue an initial decision not later than 120 days from the date of service of the order instituting proceeding.
On October 4, 2017, the SEC revoked the registration of each class of our registered securities pursuant to Section 12(j) of the Exchange Act for failure to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder by failing to make required periodic filings with the SEC.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS
Market Information; Holders of Record
On October 4, 2017, the SEC revoked the registration of our common stock and therefore our stock was no longer listed on a stock exchange or the over the counter market. Upon effectiveness of this Registration Statement, we will search for registered broker-dealers willing to apply for our common stock to be quoted on the OTC Markets Group under the symbol "."

As of November 13, 2017, the Company's has 117 shareholders of record. No shares of the Company's common stock can be sold pursuant to Rule 144 under the Securities Act and the Company has not agreed to register any such shares under the Securities Act for sale by security holders.
Dividends
The Company historically has not paid any dividends. Whether we shall make any future payment of dividends depends upon our debt and equity structure, earnings, financial condition, need for capital in connection with possible future acquisitions and other factors, including economic conditions, regulatory restrictions and tax considerations. The Company cannot guarantee the payment of dividends or that, if paid, that dividends will not be reduced or eliminated in the future.
The only funds available for the payment of dividends on our capital stock will be cash and cash equivalents held by us, dividends paid to us by Nengcheng, and borrowings.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, we effected the following transactions in reliance upon exemptions from registration under the Securities Act as amended. Unless stated otherwise: (i) that each of the persons who received these unregistered securities had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risk of the receipt of these securities, and that they were knowledgeable about our operations and financial condition; (ii) no underwriter participated in, nor did we pay any commissions or fees to any underwriter in connection with the transactions; (iii) the transactions did not involve a public offerings; and (iv) each certificate issued for these unregistered securities contained a legend stating that the securities have not been registered under the Act and setting forth the restrictions on the transferability and the sale of the securities.

On October 26, 2016, the Company issued an aggregate of 25,000,000 shares of common stock, or approximately 91% of the then issued and outstanding common stock of the Company, at an aggregate purchase price of approximately $250,000, to Sea Treasure Holdings Limited, an entity controlled by Terence Ho, the Chief Executive Officer of the Company, pursuant to a Stock Purchase Agreement.

On November 13, 2017, the Company issued an aggregate of 72,265,000 shares of common stock, or approximately 72.27% of the issued and outstanding common stock of the Company to Mr. Terence Ho, our CEO and principal shareholder in exchange for 100% equity ownership in Success Green BVI, pursuant to the  Success Green Agreement dated on November 13, 2017.

ITEM 11. DESCRIPTION OF SECURITIES TO BE REGISTERED

The Company is incorporated in the state of Colorado. The rights of the Company's shareholders are generally covered by Colorado law and the Company's amended articles of organization and bylaws (the "Amended and Restated Bylaws"). The terms of the Company's capital stock are therefore subject to Colorado law, including the Colorado Revised Statutes, and the law of the State of Colorado.
The Company's authorized capital stock consists of 700,000,000 shares of common stock, no par value, and 20,000,000 shares of designated preferred stock, no par value. As of the date of this registration statement, the Company had 100,000,000 outstanding shares of common stock. All of the shares outstanding at that date were fully paid and nonassessable.
Common Stock
Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Amended Articles of Incorporation.
Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation.  Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable.  To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.
Preferred Stock
The Company's Articles of Incorporation authorize the issuance of 20,000,000 shares of preferred stock.  As of the date of this registration statement, none is outstanding. The Board of Directors of the Company is authorized to issue the preferred stock from time to time in series and is further authorized to establish such series, to fix and determine the variations in the relative rights and preferences as between series, to fix voting rights, if any, for each series, and to allow for the conversion of preferred stock into Common Stock.
Transfer Agent
The Company has engaged the services of Corporate Stock Transfer, Inc. 3200 Cherry Creek Drive South, #430 Denver, CO 80209, to act as transfer agent and registrar for the Company.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article 109 of Title Seven of the Colorado Revised Statutes enables a Colorado corporation to indemnify its officers, directors, employees and agents against liabilities, damages, costs and expenses for which they are liable if: (i) in their Official Capacities (as defined by this statute), they acted in good faith and had no reasonable basis to believe their conduct was not in the best interest of the Company; (ii) in all other cases, their conduct was at least not opposed to the Company's best interests; and (iii) in the case of any criminal proceeding, they had no reasonable cause to believe their conduct was unlawful.

The Company's Amended Articles of Incorporation and Bylaws provide that the Company will indemnify its The Company's Amended Articles of Incorporation and Bylaws provide that the Company will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith, and (1) for actions in his official capacity with the corporation, in a manner he reasonably believed to be in the Company's best interest, or (2) in all other cases (except criminal cases), for actions that were at least not opposed to the corporation's best interests, or (3) in the case of any criminal proceeding, that he had no reasonable cause to believe his conduct was unlawful.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our audited financial statements for the years ended December 31, 2016 and 2015, and unaudited condensed financial statements for the nine months ended September 30, 2017 and 2016 may be found beginning on page F-1 of this Registration Statement.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES
The disclosure called for by this Item has been previously reported as that term is defined in Rule 12b-2 under the Exchange Act.  However, the Company does not and has not had any disagreements with its registered public accounting firm.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

(a) FINANCIAL STATEMENTS. The following financial statements are included in this registration statement:

SUNBURST ACQUISITIONS V, INC.

Audited Consolidated Financial Statements
December 31, 2016 and 2015
Unaudited Condensed Consolidated Financial Statements
September 30, 2017 and 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Stockholders of
Sunburst Acquisitions V, Inc.

We have audited the accompanying balance sheets of Sunburst Acquisitions V, Inc. and its subsidiaries (collectively the "Company") as of December 31, 2016 and 2015, and the related statements of operations and comprehensive loss, stockholders' equity, and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sunburst Acquisitions V, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 13 to the financial statements, the Company had incurred substantial losses in previous years and has a working capital deficit, which raises substantial doubt about its ability to continue as a going concern. Management's plan in regards to these matters are described in Note 13. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 15 to the financial statements, the Company corrected an error in its accounting for related party receivables that required a restatement of its balance sheet at December 31, 2016 for its related party receivables, paid in capital, and accumulated other comprehensive income.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
February 28, 2018	Certified Public Accountants

Sunburst Acquisitions V, Inc.
Audited Consolidated Balance Sheets
At December 31, 2016 and 2015
(Stated in U.S. Dollars)

	2016	2015
Assets
Current assets
Cash and cash equivalents	$67,981	$209,317
Restricted cash	136,000	-
Accounts receivable, net	2,640,359	5,753,055
Other receivables and other current assets	63,696	2,268
Related parties receivable	23,006,827	22,731,325
Advances to suppliers	-	182,198
Total current assets	$25,914,863	$28,878,163

Non-current assets
Plant and equipment, net	2,861	5,821
Total Assets	$25,917,724	$28,883,984

Liabilities and Stockholders' Equity
Current liabilities
Short-term bank loans	$3,456,370	$4,467,931
Accounts payable	5,835,609	6,845,339
Taxes payable	74,693	133,376
Accrued liabilities and other payables	5,546,318	5,868,870
Related parties payable	367,073	11,650,316
Customers deposits	144,015	40,603
Total current liabilities	$15,424,078	$29,006,435

Total Liabilities	15,424,078	29,006,435

Stockholders' Equity
Preferred stock, no par value; 20,000,000
shares authorized, 0 shares and
0 shares issued and outstanding
as of December 31, 2016 and 2015, respectively	-	-
Common stock and additional paid-in capital, no par value; 700,000,000 shares authorized, 100,000,000 shares and
75,000,000 shares issued and outstanding
as of December 31, 2016 and 2015, respectively	12,206,711	158,626
Accumulated deficit	(1,235,265)	(326,505)
Accumulated other comprehensive (loss)/income	(477,800)	45,428
Total Stockholders' Equity/(Deficit)	10,493,646	(122,451)

Total Liabilities and Stockholders' Equity	$25,917,724	$28,883,984

See accompanying notes to the financial statements

Sunburst Acquisitions V, Inc.
Audited Consolidated Statements of Operations and Comprehensive Loss
For the years ended December 31, 2016 and 2015
(Stated in U.S. Dollars)

Service fee revenues	$105,087	$29,426

Operating expenses
Selling and marketing expenses	89,573	19,702
General and administrative expenses	218,169	74,888
Loss on sales	320,023	-
	627,765	94,590

Operating loss	(522,678)	(65,164)

Other income /(expenses)
Other income	-	153,302
Other expense	(2,098)	(80)
Interest income	502	64,768
Interest expense	(384,145)	(487,718)
	(385,741)	(269,728)

Loss before tax	(908,419)	(334,892)

Income tax	342	8,662

Net loss	$(908,761)	$(343,554)

Other comprehensive income/(loss):
Foreign currency translation (loss) gain	(523,228)	34,089

Comprehensive loss	$(1,431,989)	$(309,465)

Loss per share
- Basic	$(0.01)	$(0.00)
- Diluted	$(0.01)	$(0.00)

Weighted average shares outstanding
- Basic	76,301,370	75,000,000
- Diluted	76,301,370	75,000,000

See accompanying notes to the financial statements

Sunburst Acquisitions V, Inc.
Audited Consolidated Statements of Stockholders' Equity/(Deficit)
For the years ended December 31, 2016 and 2015
(Stated in U.S. Dollars)

	Preferred stock No par value Shares	Amount	Common stock No par value Shares	Amount	Additional Paid-in Capital	Accumulated deficit	Accumulated other comprehensive income/(loss)	Totals

Balance, January 1, 2015	-	$-	2,735,000	$12,535	$19,147	$(108,113)	$-	$(76,431)
Recapitalization	-	-	72,265,000	146,091	(19,147)	125,162	11,339	263,445
Net loss	-	-	-	-	-	(343,554)	-	(343,554)
Foreign currency translation	-	-	-	-	-	-	34,089	34,089
Balances at December 31, 2015	-		$75,000,000	$158,626	$-	$(326,505)	$45,428	$(122,451)

Shares issued for cash	-	-	25,000,000	250,000	-	-	-	250,000
Capital injection	-	-	-	11,798,086	-	-	-	11,886,246
Net loss	-	-	-	-	-	(908,761)	-	(908,761)
Foreign currency translation	-	-	-	-	-	-	(523,228)	(611,388)
Balances at December 31, 2016	-	$-	100,000,000	$12,206,712	$-	$(1,235,266)	$(477,800)	$10,493,646

See accompanying notes to the financial statements

Sunburst Acquisitions V, Inc.
Audited Consolidated Statements of Cash Flows
For the years ended December 31, 2016 and 2015
(Stated in U.S. Dollars)

	2016	2015
Cash flows from operating activities
Net loss	$(908,761)	$(343,554)
Depreciation of fixed assets	2,697	3,701
(Increase)/decrease in restricted cash	(136,000)	4,501,970
Decrease in accounts receivable	2,799,098	7,366,104
Decrease in inventories	-	8,423
(Increase)/decrease in other receivable	(64,362)	3,746,165
Increase in related party receivable	(1,657,916)	(23,730,151)
Decrease/(increase) in advances to suppliers	178,021	(724,064)
Decrease in accounts payable	(590,644)	(9,729,708)
Increase in other payable	64,833	19,870,743
(Decrease)/increase in tax payable	(52,244)	63,255
Increase/(decrease) in advances from customer	110,862	(927,176)

Net cash (used in)/provided by operating activities	(254,416)	105,708

Cash flows from financing activities
Capital injection	11,886,246	-
Repayment of bank borrowings	(752,672)	(11,901,367)
Repayment of related party payable	(11,012,674)	-
Proceeds from related party payable	-	11,782,026
Net cash provided by/(used in) financing activities	120,900	(119,341)

Net decrease in cash and cash equivalents	(133,516)	(13,633)

Effect of foreign currency translation on cash and cash equivalents	(7,820)	(12,044)

Cash and cash equivalents–beginning of period	209,317	234,994

Cash and cash equivalents–end of period	$67,981	$209,317

Supplementary cash flow information:
Interest received	$502	$64,768
Interest paid	$384,145	$487,718
Income taxes paid	$342	$8,662

See accompanying notes to the financial statements

Sunburst Acquisitions V, Inc.
Notes to Financial Statements
For the years ended December 31, 2016 and 2015

1. THE COMPANY AND PRINCIPAL BUSINESS ACTIVITIES
Organization

Sunburst Acquisitions V, Inc. (the "Company") was incorporated in Colorado on May 29, 1998.  The Company, through its direct and indirect wholly owned subsidiaries, is in the business of providing import custom clearing services in the Guangdong province in the People's Republic of China ("PRC").  The Company's primary operations are conducted through its indirectly wholly owned subsidiaries located in Sihui, Guandong, PRC

Success Green (Group) Limited ("SGG") was incorporated on October 26, 2016 in the British Virgin Islands ("BVI").  SGG wholly owns Success Green (International) Limited ("SGI") which was incorporated on September 24, 2007 in the Hong Kong SAR.  SGI wholly owns Shenzhen Zhenlongbao Investment Consulting Co., Ltd. ("SZZLB"). SZZLB is a wholly foreign owned entity organized in the PRC on April 21, 2011.  SZZLB wholly owns Zhaoqing Nengcheng Import and Export Co., Ltd. ("ZQNC").

 On November 13, 2017, a Share Exchange Agreement (the "Success Green Agreement") was entered into by and among the Company, SGC, and Mr. Ho, being the beneficial owner of 27,464,000 shares of the Company's common stock and also as the sole shareholder of all of the issued share capital of SGG; Mr. Ho was issued 72,265,000 shares of common stock in exchange for his interest in SGG. The transaction by and amongst the Company and SGG, SGI, SZZLB, and ZQNC have been accounted for as a business combination under common control in accordance to ASC 850-50-15; the assets and liabilities of SGG and its subsidiaries have been presented at the their carrying values at the date of the transaction; the Company's historical stockholders' equity has been retroactively restated to the first period presented whereby the acquisitions of SGG, SGI, SZZLB, and ZQNC were treated as a recapitalization of the Company.

Share Issuance

On or about October 26, 2016, the Company issued 25,000,000 shares of common stock to Sea Treasure Holding limited, an entity controlled by Mr. Terence Ho, Chairman and Chief Executive Officer of the Company, for $250,000 or $0.01 per share.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)      Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America. This basis of accounting involves the application of accrual accounting and consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred. The Company's consolidated financial statements are expressed in U.S. dollars.

(b)      Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries.  All significant inter-company accounts and transactions have been eliminated.  The consolidated financial statements include 100% of assets, liabilities, and net income or loss of those wholly-owned subsidiaries.

The Company's subsidiaries are listed as follows:

Name of Company	Place of incorporation	Attributable equity interest %	Authorized capital

Success Green (Group) Limited	BVI	100	USD 50,000
Success Green (International) Limited	HK	100	HKD 1
Shenzhen Zhenlongbao Investment Consulting Co., Ltd	PRC	100	RMB 10,000,000
Zhaoqing Nengcheng Import and Export Co., Ltd	PRC	100	RMB 79,083,300

(c)      Use of estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ materially from those estimates.

(d)      Cash and cash equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

(e)      Accounts receivable

Accounts receivable are carried at the amounts invoiced to customers less allowance for doubtful accounts.  The allowance is an estimate based on a review of individual customer accounts on a regular basis. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received.

The Company reviews the collectability of accounts receivable based on an assessment of historical experience, current economic conditions, and other collection indicators.

(f)       Equipment

Equipment is carried at cost less accumulated depreciation.  Depreciation is provided over their estimated useful lives, using the straight-line method. Estimated useful lives of the plant and equipment are as follows:

Office equipment	5 years

The cost of maintenance and repairs is charged to expenses as incurred, whereas significant renewals and betterments are capitalized.

(g)       Retirement benefits

Retirement benefits in the form of mandatory government sponsored defined contribution plans are charged to the either expenses as incurred or allocated to inventory a part of overhead.

(h)       Income taxes

The Company accounts for income tax using an asset and liability approach and allows for recognition of deferred tax benefits in future years.  Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future realization is uncertain.

(i)       Statutory reserves

Statutory reserves are referring to the amount appropriated from the net income in accordance with laws or regulations, which can be used to recover losses and increase capital, as approved, and are to be used to expand production or operations.  PRC laws prescribe that an enterprise operating at a profit must appropriate and reserve, on an annual basis, an amount equal to 10% of its profit.  Such an appropriation is necessary until the reserve reaches a maximum that is equal to 50% of the enterprise's PRC registered capital. For the years ended December 31, 2016 and 2015, there was no appropriation due to net loss.

(j)       Foreign currency translation

The accompanying financial statements are presented in United States dollars ("USD"). The functional currency of the Company and SGG is the USD.  The functional currency of SGI is the Hong Kong dollar ("HKD").  The functional currency of SZZLB, and ZQNC is the Renminbi ("RMB").  The financial statements of the Companies subsidiaries have been translated into United States dollars from RMB and HKD at year-end exchange rates as to assets and liabilities and average exchange rates as to revenues and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

Exchange Rates	12/31/2016	12/31/2015
Year end RMB : US$ exchange rate	6.9437	6.4907
Average year RMB : US$ exchange rate	6.6430	6.2175

Year end HKD : US$ exchange rate	7.7543	7.7504
Average year HKD : US$ exchange rate	7.7617	7.7521

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions.  No representation is made that the RMB amounts could have been, or could be, converted into US Dollars at the rates used in translation.

(k)       Revenue recognition

The Company's revenue recognition policies are in compliance with Staff accounting bulletin (SAB) 104. Sales revenue is recognized at the date of service completion to customers when a formal arrangement exists, the price is fixed or determinable, the service is completed, no other significant obligations of the Company exist, and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as customer deposits. The Company's revenue consists of net service revenue based on invoiced value of goods, net of a value-added tax (VAT).

(l)       Earnings per share

The Company computes earnings per share ("EPS") in accordance with ASC Topic 260, "Earnings per share".  Basic EPS is measured as the income or loss available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

(m)       Financial instruments

The Company's accounts for financial instruments in accordance to ASC Topic 820, "Fair Value Measurements and Disclosures," which requires disclosure of the fair value of financial instruments held by the Company and ASC Topic 825, "Financial Instruments," which defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

•	Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

•
Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

(n)       Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

(o)       Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners.  Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive income are required to be reported in a financial statement that is presented with the same prominence as other financial statements.  The Company's current component of other comprehensive income includes the foreign currency translation adjustment and unrealized gain or loss.

(p)       Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable assets acquired in a business combination. In accordance with FASB ASC Topic 350, "Goodwill and Other Intangible Assets", goodwill is no longer subject to amortization. Rather, goodwill is subject to at least an annual assessment for impairment, applying a fair-value based test. Fair value is generally determined using a discounted cash flow analysis.

(q)       Recent accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures.

The ASU is effective for the Company in January 2018 under a modified retrospective approach or retrospectively to all periods presented. The Company's implementation efforts include identifying revenues and costs within the scope of the ASU, reviewing contracts, and analyzing any changes to its existing revenue recognition policies. The Company is evaluating the impact of the adoption of this standard.

In April 2015, the FASB issued ASU No. 2015-03, "Interest — Imputation of Interest (Subtopic 835-30) — Simplifying the Presentation of Debt Issuance Costs." ASU No. 2015-03 simplifies the presentation of debt issuance costs by requiring that these costs related to a recognized debt liability be presented in the statement of financial condition as a direct reduction from the carrying amount of that liability. ASU No. 2015-03 is effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. ASU No. 2015-03 is required to be applied retrospectively to all periods presented beginning in the year of adoption. Early adoption was permitted. The Company adopted ASU No. 2015-03 for the annual period ending on December 31, 2016 and there was no impact for the years ended December 31, 2016 and 2015 upon adoption.

In November 2015, the FASB issued ASU No. 2015-17, "Balance Sheet Classification of Deferred Taxes" . Under the new guidance, companies are required to classify all deferred tax assets and liabilities as noncurrent. In addition, companies will no longer allocate valuation allowances between current and noncurrent deferred tax assets because those allowances also will be classified as noncurrent. ASU No. 2015-17 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted for all companies in any interim or annual period. The guidance may be adopted on either a prospective or retrospective basis. The Company adopted ASU No. 2015-03 for the annual period ending on December 31, 2016 and there was no impact for the years ended December 31, 2016 and 2015 upon adoption. As such, prior period financial statements are not retrospectively adjusted.

In January 2016, the FASB issued ASU 2016-01 "Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities", which amends the guidance in U.S. GAAP on the classification and measurement of financial instruments. Although the ASU retains many current requirements, it significantly revises an entity's accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. The ASU also amends certain disclosure requirements associated with the fair value of financial instruments. The new standard is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2017.

In February 2016, the FASB issued ASU 2016-02 "Leases (Topic 842)", its new standard on accounting for leases. ASU 2016-02 introduces a lessee model that brings most leases on the balance sheet. The new standard also aligns many of the underlying principles of the new lessor model with those in ASC 606, the FASB's new revenue recognition standard (e.g., those related to evaluating when profit can be recognized).

Furthermore, the ASU addresses other concerns related to the current leases model. For example, the ASU eliminates the requirement in current U.S. GAAP for an entity to use bright-line tests in determining lease classification. The standard also requires lessors to increase the transparency of their exposure to changes in value of their residual assets and how they manage that exposure. The new model represents a wholesale change to lease accounting. As a result, entities will face significant implementation challenges during the transition period and beyond, such as those related to:

•	Applying judgment and estimating.
•	Managing the complexities of data collection, storage, and maintenance.
•	Enhancing information technology systems to ensure their ability to perform the calculations necessary for compliance with reporting requirements.
•	Refining internal controls and other business processes related to leases.
•	Determining whether debt covenants are likely to be affected and, if so, working with lenders to avoid violations.
•	Addressing any income tax implications.

The new guidance will be effective for public business entities for annual periods beginning after December 15, 2018 (e.g., calendar periods beginning on January 1, 2019), and interim periods therein.

In March 2016, the FASB issued ASU 2016-07 "Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting", which simplifies the equity method of accounting by eliminating the requirement to retrospectively apply the equity method to an investment that subsequently qualifies for such accounting as a result of an increase in the level of ownership interest or degree of influence. Consequently, when an investment qualifies for the equity method (as a result of an increase in the level of ownership interest or degree of influence), the cost of acquiring the additional interest in the investee would be added to the current basis of the investor's previously held interest and the equity method would be applied subsequently from the date on which the investor obtains the ability to exercise significant influence over the investee. The ASU further requires that unrealized holding gains or losses in accumulated other comprehensive income related to an available-for-sale security that becomes eligible for the equity method be recognized in earnings as of the date on which the investment qualifies for the equity method.

The guidance in the ASU is effective for all entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years; early adoption is permitted for all entities. Entities are required to apply the guidance prospectively to increases in the level of ownership interest or degree of influence occurring after the ASU's effective date. Additional transition disclosures are not required upon adoption.

In March 2016, the FASB issued ASU 2016-08 "Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)", which amends the principal-versus-agent implementation guidance and illustrations in the Board's new revenue standard (ASU 2014-09). The FASB issued the ASU in response to concerns identified by stakeholders, including those related to (1) determining the appropriate unit of account under the revenue standard's principal-versus-agent guidance and (2) applying the indicators of whether an entity is a principal or an agent in accordance with the revenue standard's control principle. Among other things, the ASU clarifies that an entity should evaluate whether it is the principal or the agent for each specified good or service promised in a contract with a customer. As defined in the ASU, a specified good or service is "a distinct good or service (or a distinct bundle of goods or services) to be provided to the customer." Therefore, for contracts involving more than one specified good or service, the entity may be the principal for one or more specified goods or services and the agent for others.

The ASU has the same effective date as the new revenue standard (as amended by the one-year deferral and the early adoption provisions in ASU 2015-14). In addition, entities are required to adopt the ASU by using the same transition method they used to adopt the new revenue standard.

In March 2016, the FASB issued ASU 2016-09 "Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting", which simplifies several aspects of the accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows.

The ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods within those annual reporting periods.

In June 2016, the FASB issued ASU 2016-13 "the FASB issued ASU 2016-09 "Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting".

The new standard requires entities to use the following models:

•
The new "expected credit loss" impairment model, which is codified in Accounting Standards Codification (ASC) 326-20 and will apply to most financial assets measured at amortized cost and certain other instruments, including trade and other receivables, loans, held-to-maturity (HTM) debt securities, net investments in leases and off-balance-sheet credit exposures (e.g., loan commitments, standby letters of credit)

•	An AFS debt security impairment model (codified in ASC 326-30) that is a modification of today's OTTI model

•	The existing model for beneficial interests that are not of high credit quality (ASC 325-40), amended to conform to the new impairment models for HTM and AFS debt securities.

The existing loss contingency model in ASC 450-20 will apply to instruments outside the scope of these models, including receivables between entities under common control, participant loans made by a defined contribution plan, pledges receivable of a not-for-profit entity and policy loan receivables of an insurance entity.

The standard also eliminates today's accounting model for purchased credit impaired loans and debt securities. Instead, entities will gross up the initial amortized cost for so-called purchased financial assets with credit deterioration (PCD assets). Under this approach, an entity will record as the initial amortized cost the sum of (1) the purchase price and (2) the estimate of credit losses as of the date of acquisition. Thereafter, the entity will account for PCD assets using the models listed above.

The ASU is effective for annual periods beginning after December 15, 2019, and interim periods therein. Early adoption is permitted for all entities for annual periods beginning after 15 December 2018, and interim periods therein

Unless otherwise stated, the Company is currently assessing the above the accounting pronouncements and their potential impact from their adoption on the financial statements.

3.       RESTRICTED CASH

Restricted cash represents cash placed in an escrow account for funding of operating expenses of the U.S. entity. As of December 31, 2016 and 2015, the amount was $136,000 and $0, respectively.

4.       ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following as of December 31, 2016 and 2015:

	2016	2015
Accounts receivable	$2,640,359	$5,753,055
Less: Allowance for doubtful accounts	-	-
	$2,640,359	$5,753,055

The company does not provide allowance for its receivables since the Company has a track record of good collection history.

5.       EQUIPMENT

Equipment consisted of the following as of December 31, 2016 and 2015:

	2016	2015
At Cost:
Office equipment	$21,166	$22,643

less: Accumulated depreciation
Office equipment	(18,305)	(16,822)

	$2,861	$5,821

Depreciation expense for the years ended December 31, 2016 and 2015 was $2,697 and $3,701, respectively.

6.       SHORT TERM BANK LOANS

Bank loans consisted of the following amount as of December 31, 2016 and 2015:

	2016	2015
Loan due to China Guangfa Bank, 7.6% interest rate per annum, due on September 7, 2016	$-	$4,467,931
Loan due to China Guangfa Bank, 7.6% interest rate per annum, due on December 20, 2017	$3,456,370	$-

Interest expense for the years ended December 31, 2016 and 2015 for these loans amounted to $377,314 and $481,407, respectively. The loan is guaranteed by personal guarantee from the Company's owner and related parties.

7.       TAXES PAYABLES

Taxes payable consisted of the following as of December 31, 2016 and 2015:

	2016	2015
Value added tax payable	$74,895	$125,138
Corporate income tax payable	-	5,891
Other business related tax payable/ (prepaid tax)	(202)	2,347
	$74,693	$133,376

8.       OTHER PAYABLES

The company, in its capacity as an import agent, received certain payments from its customers that are intended for their suppliers. Due to foreign exchange control in China, the Company is only allowed to remit limited amount of such funds to the suppliers each year. As of December 31, 2016 and 2015, such balances amounted to $5,546,318 and $5,868,870, respectively.

9.       RELATED PARTIES TRANSACTIONS

           Related parties receivable

           Related parties receivable consisted of the following as of December 31, 2016 and 2015:

		2016	2015
Foshan City Jisheng Technology Co. Ltd. ("Jisheng")	(1)	$15,729,770	$15,529,425
Zhaoqing Ketong Environmental Engineering Co. Ltd. ("Ketong")	(2)	640,869	7,201,900
He, Guangxiang	(3)	6,636,060	-
Sea Treasure Holding Limited		128	-
		$23,006,827	$22,731,325

(1)
Jisheng is owned by the shareholder of Nengcheng until September 17, 2016. During 2015 and 2016, Nengcheng conducted sales transactions with Jisheng. The amounts outstanding represent account receivable and other receivable due from Jisheng. As of December 31, 2016 and 2015, the outstanding balance amounted to $15,729,770 and $15,529,425, respectively. These amounts are interest free, unsecured, and payable on demand. These amounts were significantly reduced subsequent to December 31, 2016, and are expected to be repaid in full before September 30, 2018.

(2)
The shareholder of Nengcheng was the legal representative of Zhaoqing Ketong Enviromental Enginnering Co. Ltd. until May 11, 2014. The current legal representative of Ketong, Mr. Ye, Shaohua, is the owner of Jisheng. The amounts outstanding represent account receivable and other receivable due from Ketong. As of December 31, 2016 and 2015, the outstanding balance amounted to $640,869 and $7,201,900, respectively. These amounts are interest free, unsecured, and payable on demand. All outstanding amounts are settled as of the issuance date of the financial statements.

(3)
He, Guangxiang is a shareholder of Nengcheng until March 14, 2017. During the years ended December 31, 2016 and 2015, Mr. He received advances from the Company for the purpose of corporate development. These amounts are interest free, unsecured, and payable on demand. Management determined that such receivables are currently due from Mr. He, and that the Company has not offered an extended repayment timeline to him; management expects Mr. He to repay the balance in full no later than September 30, 2018; at that the date these financial statements are issued, given the aforementioned circumstances, management believes carrying these receivables as current assets as appropriate.

Related parties payable

Related parties payable consisted of the following as of December 31, 2016 and 2015:

		2016	2015
Ye, Shaohua	(1)	$-	$11,279,333
Ho, Terence	(2)	367,073	370,983
		$367,073	$11,650,316

(1)
Mr. Ye, Shaohua is the owner of Jisheng, a related party of the Company. Further, Mr. Ye is the owner of a group of companies that exerts significant influence in Success Green (Group) Limited and its related companies.

(2)
Mr. Terence Ho is the Chairman and CEO of the Company. From time to time, Mr. Ho paid certain expenses on behalf of the company. The amounts due to Mr. Ho are interest free, unsecured, and payable on demand.

Related parties transactions

During the years ended December 31, 2016 and 2015, the Company conducted certain service transactions with Jisheng. The gross amount funds received for the years ended December 31, 2016 and 2015 was $1,778,758 and $480,919, respectively.

10.       INCOME TAXES

All of the Company's operations are in the PRC, and in accordance with the relevant tax laws and regulations.  The corporate income tax rate is as follows:

    ●   PRC tax rate is 25%.

The following tables provide the reconciliation of the differences between the statutory and effective tax expenses for the years ended December 31, 2016 and 2015:

	2016	2015
Loss attributed to PRC	$(783,688)	$(326,061)
Loss attributed to US and other intermediate holding companies	(124,731)	(8,833)
Loss before tax	(908,419)	(334,894)

PRC Statutory Tax at 25% Rate	-	-
Effect of difference between PRC tax basis and US GAAP	342	8,662
Income tax	$342	$8,662

The difference between the U.S. federal statutory income tax rate and the Company's effective tax rate was as follows for the years ended December 31, 2016 and 2015:

	2016	2015
U.S. federal statutory income tax rate	34%	34%
Lower rates in PRC, net	(9)%	(9)%
Effects of tax basis differences	(25)%	(25)%
The Company's effective tax rate	(0)%	(0)%

The Company did not recognize deferred taxes since it is not likely to realize such deferred taxes.

The Company is subject to examination by the U.S. Internal Revenue Service (IRS) and other taxing authorities in jurisdictions where the firm has significant business operations, such as China. The tax years under examination vary by jurisdiction.

The table below presents the earliest tax years that remain subject to examination by major jurisdiction.

As of December 31, 2016
U.S. Federal	2011

China	2013

11.       LOSS PER SHARE

Components of basic and diluted loss per share for the years ended December 31, 2016 and 2015 were as follows:

	2016	2015

Basic Loss Per Share Numerator
Net loss	$(908,761)	$(343,554)

Loss Attributable to Common Stockholders	$(908,761)	$(343,554)

Diluted Loss Per Share Numerator
Loss Attributable to Common Stockholders	$(908,761)	$(343,554)

Basic Weighted Average Shares Outstanding	76,301,370	75,000,000

Diluted Weighted Average Shares Outstanding:	76,301,370	75,000,000

Loss Per Share
- Basic	$(0.01)	$(0.00)
- Diluted	$(0.01)	$(0.00)

Weighted Average Shares Outstanding
- Basic	76,301,370	75,000,000
- Diluted	76,301,370	75,000,000

12.       RISKS

A.	Credit risk

Since the Company's inception, the age of account receivables has been less than one year indicating that the Company is not subject to material risk borne from credit extended to customers.

B.	Interest risk

The Company is subject to interest rate risk when short term loans become due and require refinancing.

C.	Economic and political risks

The Company's operations are conducted in the PRC. Accordingly, the Company's business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in the PRC.

The Company's operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company's results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

D.	Concentration risks

The Company has the following concentrations:

Accounts receivable	2016	%	2015	%
Customer A	$336,181	13%	$1,684,577	29%
Customer B	$323,603	12%	$608,245	11%

Accounts payable	2016	%	2015	%
Supplier A	$5,388,340	92%	$5,692,510	83%

E.	Inflation Risk

Management monitors changes in prices levels. Historically inflation has not materially impacted the company's financial statements; however, significant increases in the price of raw materials and labor that cannot be passed on the Company's customers could adversely impact the Company's results of operations.

13.       GOING CONCERN UNCERTAINTIES

These financial statements have been prepared assuming that Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.
As of December 31, 2016, the Company had accumulated deficits of $1,225,835 due to the substantial losses in operation in previous periods. Management's plan to support the Company in operations and to maintain its business strategy is to raise funds through public and private offerings and to rely on officers and directors to perform essential functions with minimal compensation. If the Company do not raise all of the money it needs from public or private offerings, the Company will have to find alternative sources, such as loans or advances from its officers, directors or others. Such additional financing may not become available on acceptable terms and there can be no assurance that any additional financing that the Company does obtain will be sufficient to meet its needs in the long term. Even if the Company is able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for the Company's stockholders, in the case of equity financing. If the Company require additional cash and cannot raise it, it will either have to suspend operations or cease business entirely.

The accompanying financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

14.       SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date.  Except for the events detailed below, the Company did not have any other material events that required disclosure under the above guidance.

On April 26, 2017, the SEC instituted public administrative proceedings to determine whether to revoke or suspend the registration of the securities of Sunburst Acquisitions V Inc. for failure to make required periodic filings. On October 4, 2017, the Company entered into a settlement agreement with the SEC, where the SEC revoked the registration of each class of the Company's registered securities pursuant to Section 12(j) of the Exchange Act for failure to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13; however, the Company was permitted by the SEC to re-apply to register its securities on Form 10.  The Form was filed on the November 13, 2017.

On November 13, 2017, a Share Exchange Agreement (the "Success Green Agreement") was entered into by and among the Company, Success Green (Group) Limited, a British Virgin Islands business company ("Success Green BVI") and Mr. Ho, being the beneficial owner of 27,464,000 shares of the Company's common stock and also the sole shareholder of all of the issued share capital of Success Green BVI (the "SG Stock").   See Note 1. The Company and Principal Business Activities

15.       CORRECTION OF ERROR

The Company previously erroneously set off certain related party receivables against paid in capital; however, management has determined that those related party receivables will be recoverable and should be carried as current assets that are to be settled before September 30, 2018.  In the restated financial statements, the outstanding related party receivables have been translated at the exchange rate in effect at the balance sheet date; however, in the erroneous financial statements, the offset of related party receivable against paid in capital was translated at the historical exchange rate in effect at the time that the capital was originally contributed; accordingly, the amount of additional foreign currency translation (loss) gain for the year ended December 31, 2016 was $260,752; in the Company's prior filing on Form 10, the amount was $262,476 as compared to $523,228 after rectification of the error.  The Company has presented a table below that summarizes the changes to balance sheet resulting from the correction of error.

	Erroneous	Adjustment	Restated
Current Assets
Related party receivable	$17,246,211	$5,760,617	$23,006,828

Total current assets	20,154,246	5,760,617	25,914,863

Total assets	$20,157,107	$5,760,617	$25,917,724

Shareholders' Equity
Common stock and additional paid in capital	$6,185,342	$6,021,369	$12,206,711
Retained earnings	(1,235,266)	-	(1,235,266)
Accumulated other comprehensive income	(217,047)	(260,752)	(477,799)
	$4,733,029	$5,760,617	$10,493,646

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Stockholders of
Sunburst Acquisitions V, Inc.

We have reviewed the accompanying interim condensed consolidated balance sheets of Sunburst Acquisitions V, Inc. (the "Company") as of September 30, 2017 and December 31, 2016, and the related condensed statements of operations and comprehensive loss and statements of cash flows for the nine month periods ended September 30, 2017 and 2016. These interim consolidated financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 13 to the financial statements, the Company had incurred substantial losses in previous years and has a working capital deficit, which raises substantial doubt about its ability to continue as a going concern. Management's plan in regards to these matters are described in Note 13. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim consolidated financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
February 28, 2018	Certified Public Accountants

Sunburst Acquisitions V, Inc.
Unaudited Condensed Consolidated Balance Sheets
At September 30, 2017 and December 31, 2016
(Stated in U.S. Dollars)

	2017	2016
Assets		(Audited)
Current assets
Cash and cash equivalents	$329,375	$67,981
Restricted cash	4,045	136,000
Accounts receivable, net	3,246,046	2,640,359
Other receivables and other current assets	2,272,325	63,696
Related parties receivable	11,690,282	23,006,827
Prepaid tax	162,905	-
Advances to suppliers	640,821	-
Total current assets	$18,345,799	$25,914,863

Non-current assets
Plant and equipment, net	1,572	2,861
Total Assets	$18,347,371	$25,917,724

Liabilities and Stockholders' Equity
Current liabilities
Short-term bank loans	$3,516,415	$3,456,370
Accounts payable	2,368,813	5,835,609
Taxes payable	415,179	74,693
Accrued liabilities and other payables	300,176	5,546,318
Related parties payable	1,016,263	367,073
Customers deposits	116,039	144,015
Total current liabilities	$7,732,885	$15,424,078

Total Liabilities	7,732,885	15,424,078

Stockholders' Equity
Preferred stock, no par value; 20,000,000
shares authorized, 0 shares and
0 shares issued and outstanding
as of September 30, 2017, and December 31, 2016, respectively	-	-
Common stock and additional paid in capital, no par value;
700,000,000 shares authorized, 100,000,000 shares and
100,000,000 shares issued and outstanding
as of September 30, 2017, and December 31, 2016, respectively	12,339,795	12,206,711
Accumulated deficit	(1,688,157)	(1,235,265)
Accumulated other comprehensive loss	(37,152)	(477,800)
Total Stockholders' Equity	10,614,486	10,493,646

Total Liabilities and Stockholders' Equity	$18,347,371	$25,917,724

See accompanying notes to the financial statements

Sunburst Acquisitions V, Inc.
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income
For the nine months ended September 30, 2017 and 2016
(Stated in U.S. Dollars)

	2017	2016
Service fee revenues	$53,054	$110,556

Operating expenses
Selling and marketing expenses	2,807	90,693
General and administrative expenses	292,926	101,717
	295,733	192,410

Operating loss	(242,679)	(81,854)

Other income /(expenses)
Other income	9	-
Other expense	(1,194)	(559)
Interest income	248	283
Interest expense	(207,846)	(260,248)
	(208,783)	(260,524)

Loss before tax	(451,462)	(342,378)

Income tax	1,430	1,981

Net loss	$(452,892)	$(344,359)

Other comprehensive income (loss):
Foreign currency translation gain (loss)	440,648	1,971

Comprehensive income (loss)	$(12,244)	$(342,388)

Loss per share
- Basic	$(0.00)	$(0.00)
- Diluted	$(0.00)	$(0.00)

Weighted average shares outstanding
- Basic	100,000,000	75,000,000
- Diluted	100,000,000	75,000,000

See accompanying notes to the financial statements

Sunburst Acquisitions V, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
For the nine months ended September 30, 2017 and 2016
(Stated in U.S. Dollars)

	2017	2016
Cash flows from operating activities
Net loss	$(452,892)	$(344,359)
Depreciation of fixed assets	1,381	2,262
Decrease in restricted cash	131,955	-
Decrease in accounts receivable	(480,033)	1,285,163
Increase in other receivable	(2,156,854)	(2,438,862)
Decrease/(increase) in related party receivable	12,043,795	(2,969,489)
Increase in prepaid tax	(159,286)	-
Increase in advances to suppliers	(626,584)	(250,430)
(Decrease)/increase in accounts payable	(3,636,965)	1,764,963
Decrease in other payable	(5,365,881)	(763,309)
Increase in tax payable	329,748	208,730
Increase in advances from customer	(33,475)	270,386
Net cash used in operating activities	(405,089)	(3,234,945)

Cash flows from financing activities
Capital injection	133,083	11,886,246
Repayment of bank borrowings	(161,629)	(45,905)
Proceeds from bank borrowings	73,468	-
Repayment of related party payable	-	-
Proceeds from related party payable	633,231	(8,599,617)
Net cash provided by financing activities	678,152	3,240,724

Net decrease in cash and cash equivalents	273,063	5,779

Effect of foreign currency translation on cash and cash equivalents	(11,670)	(4,879)

Cash and cash equivalents–beginning of period	67,981	209,317

Cash and cash equivalents–end of period	$329,375	$210,216

Supplementary cash flow information:
Interest received	$248	$283
Interest paid	$207,846	$260,248
Income taxes paid	$1,430	$1,981

See accompanying notes to the financial statements

Sunburst Acquisitions V, Inc.
Notes to Financial Statements

1. THE COMPANY AND PRINCIPAL BUSINESS ACTIVITIES

Organization

Sunburst Acquisitions V, Inc. (the "Company") was incorporated in Colorado on May 29, 1998.  The Company, through its direct and indirect wholly owned subsidiaries, is in the business of providing import custom clearing services in the Guangdong province in the People's Republic of China ("PRC").  The Company's primary operations are conducted through its indirectly wholly owned subsidiaries located in Sihui, Guandong, PRC

Success Green (Group) Limited ("SGG") was incorporated on October 26, 2016 in the British Virgin Islands ("BVI").  SGG wholly owns Success Green (International) Limited ("SGI") which was incorporated on September 24, 2007 in the Hong Kong SAR.  SGI wholly owns Shenzhen Zhenlongbao Investment Consulting Co., Ltd. ("SZZLB"). SZZLB is a wholly foreign owned entity organized in the PRC on April 21, 2011.  SZZLB wholly owns Zhaoqing Nengcheng Import and Export Co., Ltd. ("ZQNC").

 On November 13, 2017, a Share Exchange Agreement (the "Success Green Agreement") was entered into by and among the Company, SGC, and Mr. Ho, being the beneficial owner of 27,464,000 shares of the Company's common stock and also as the sole shareholder of all of the issued share capital of SGG; Mr. Ho was issued 72,265,000 shares of common stock in exchange for his interest in SGG.  The transaction by and amongst the Company and SGG, SGI, SZZLB, and ZQNC have been accounted for as a business combination under common control in accordance to ASC 850-50-15; the assets and liabilities of SGG and its subsidiaries have been presented at the their carrying values at the date of the transaction; the Company's historical stockholders' equity has been retroactively restated to the first period presented whereby the acquisitions of SGG, SGI, SZZLB, and ZQNC were treated as a recapitalization of the Company.

Share Issuance

On or about October 26, 2016, the Company issued 25,000,000 shares of common stock to Sea Treasure Holding limited, an entity controlled by Mr. Terence Ho, Chairman and Chief Executive Officer of the Company, for $250,000 or $0.01 per share.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)      Method of accounting and basis of presentation

The Company maintains its general ledger and journals with the accrual method of accounting for financial reporting purposes. The financial statements and notes are representations of management. Accounting policies adopted by the Company conform to generally accepted accounting principles in the United States of America ("US GAAP") and have been consistently applied in the presentation of financial statements.
(b)      Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries.  All significant inter-company accounts and transactions have been eliminated.  The consolidated financial statements include 100% of assets, liabilities, and net income or loss of those wholly-owned subsidiaries.

The Company's subsidiaries are listed as follows:

Name of Company	Place of incorporation	Attributable equity interest %	Authorized capital
Success Green (Group) Limited	BVI	100	USD 50,000
Success Green (International) Limited	HK	100	HKD 1
Shenzhen Zhenlongbao Investment Consulting Co., Ltd	PRC	100	RMB 10,000,000
Zhaoqing Nengcheng Import and Export Co., Ltd	PRC	100	RMB 79,083,300

(c)       Use of estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ materially from those estimates.

(d)       Cash and cash equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

(e)       Accounts receivable

Accounts receivable are carried at the amounts invoiced to customers less allowance for doubtful accounts.  The allowance is an estimate based on a review of individual customer accounts on a regular basis. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received.

The Company reviews the collectability of accounts receivable based on an assessment of historical experience, current economic conditions, and other collection indicators.

(f)       Equipment

Equipment is carried at cost less accumulated depreciation.  Depreciation is provided over their estimated useful lives, using the straight-line method. Estimated useful lives of the plant and equipment are as follows:

Office equipment	5 years

The cost of maintenance and repairs is charged to expenses as incurred, whereas significant renewals and betterments are capitalized.

(g)      Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable assets acquired in a business combination. In accordance with FASB ASC Topic 350, "Goodwill and Other Intangible Assets", goodwill is no longer subject to amortization. Rather, goodwill is subject to at least an annual assessment for impairment, applying a fair-value based test. Fair value is generally determined using a discounted cash flow analysis.

(h)      Statutory reserves

Statutory reserves are referring to the amount appropriated from the net income in accordance with laws or regulations, which can be used to recover losses and increase capital, as approved, and are to be used to expand production or operations.  PRC laws prescribe that an enterprise operating at a profit must appropriate and reserve, on an annual basis, an amount equal to 10% of its profit.  Such an appropriation is necessary until the reserve reaches a maximum that is equal to 50% of the enterprise's PRC registered capital. For the nine months ended September 30, 2017 and December 31, 2016, there was no appropriation due to net loss.

(j)         Foreign currency translation

The accompanying financial statements are presented in United States dollars ("USD"). The functional currency of the Company and SGG is the USD.  The functional currency of SGI is the Hong Kong dollar ("HKD").  The functional currency of SZZLB, and ZQNC is the Renminbi ("RMB").  The financial statements of the Companies subsidiaries have been translated into United States dollars from RMB and HKD at year-end exchange rates as to assets and liabilities and average exchange rates as to revenues and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

Exchange Rates	9/30/2017	12/31/2016	9/30/2016
Year end RMB : US$ exchange rate	6.6545	6.9437	6.6694
Average year RMB : US$ exchange rate	6.8057	6.6430	6.5792

Year end HKD : US$ exchange rate	7.8110	7.7543	7.7547
Average year HKD : US$ exchange rate	7.7870	7.7617	7.7632

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions.  No representation is made that the RMB amounts could have been, or could be, converted into US Dollars at the rates used in translation.

(j)       Revenue recognition

The Company's revenue recognition policies are in compliance with Staff accounting bulletin (SAB) 104. Sales revenue is recognized at the date of service completion to customers when a formal arrangement exists, the price is fixed or determinable, the service is completed, no other significant obligations of the Company exist, and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as customer deposits. The Company's revenue consists of net service revenue based on invoiced value of goods, net of a value-added tax (VAT).

(k)       Retirement benefits

Retirement benefits in the form of mandatory government sponsored defined contribution plans are charged to the either expenses as incurred.

(l)        Income taxes

The Company accounts for income tax using an asset and liability approach and allows for recognition of deferred tax benefits in future years.  Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future realization is uncertain.

(m)       Earnings (loss) per share

The Company computes earnings per share ("EPS") in accordance with ASC Topic 260, "Earnings per share".  Basic EPS is measured as the income or loss available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

(n)       Financial instruments

The Company's accounts for financial instruments in accordance to ASC Topic 820, "Fair Value Measurements and Disclosures," which requires disclosure of the fair value of financial instruments held by the Company and ASC Topic 825, "Financial Instruments," which defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

•	Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

•
Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

(o)       Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners.  Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive income are required to be reported in a financial statement that is presented with the same prominence as other financial statements.  The Company's current component of other comprehensive income includes the foreign currency translation adjustment and unrealized gain or loss.
(p)       Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

(q)       Unaudited interim Financial Information

These unaudited interim condensed consolidated financial statements have been prepared in accordance with GAAP for interim financial reporting and the rules and regulations of the Securities and Exchange Commission that permit reduced disclosure for interim periods. Therefore, certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. In the opinion of management, all adjustments of a normal recurring nature necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented have been made. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the year ending December 31, 2017.

The consolidated balance sheets and certain comparative information as of December 31, 2016 are derived from the audited consolidated financial statements and related notes for the year ended December 31, 2016 ("2016 Annual Financial Statements"), included in the Company's Form 10 Registration Statement filed with the SEC. These unaudited interim condensed consolidated financial statements should be read in conjunction with the 2016 Annual Financial Statements.

(r)       Recent accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures.

The ASU is effective for the Company in January 2018 under a modified retrospective approach or retrospectively to all periods presented. The Company's implementation efforts include identifying revenues and costs within the scope of the ASU, reviewing contracts, and analyzing any changes to its existing revenue recognition policies. The Company is evaluating the impact of the adoption of this standard.

In April 2015, the FASB issued ASU No. 2015-03, "Interest — Imputation of Interest (Subtopic 835-30) — Simplifying the Presentation of Debt Issuance Costs." ASU No. 2015-03 simplifies the presentation of debt issuance costs by requiring that these costs related to a recognized debt liability be presented in the statement of financial condition as a direct reduction from the carrying amount of that liability. ASU No. 2015-03 is effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. ASU No. 2015-03 is required to be applied retrospectively to all periods presented beginning in the year of adoption. Early adoption was permitted. The Company adopted ASU No. 2015-03 for the annual period ending on December 31, 2016 and there was no impact for the years ended December 31, 2016 and 2015 upon adoption.

In November 2015, the FASB issued ASU No. 2015-17, "Balance Sheet Classification of Deferred Taxes" . Under the new guidance, companies are required to classify all deferred tax assets and liabilities as noncurrent. In addition, companies will no longer allocate valuation allowances between current and noncurrent deferred tax assets because those allowances also will be classified as noncurrent. ASU No. 2015-17 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted for all companies in any interim or annual period. The guidance may be adopted on either a prospective or retrospective basis. The Company adopted ASU No. 2015-03 for the annual period ending on December 31, 2016 and there was no impact for the years ended December 31, 2016 and 2015 upon adoption. As such, prior period financial statements are not retrospectively adjusted.

In January 2016, the FASB issued ASU 2016-01 "Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities", which amends the guidance in U.S. GAAP on the classification and measurement of financial instruments. Although the ASU retains many current requirements, it significantly revises an entity's accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. The ASU also amends certain disclosure requirements associated with the fair value of financial instruments. The new standard is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2017.

In February 2016, the FASB issued ASU 2016-02 "Leases (Topic 842)", its new standard on accounting for leases. ASU 2016-02 introduces a lessee model that brings most leases on the balance sheet. The new standard also aligns many of the underlying principles of the new lessor model with those in ASC 606, the FASB's new revenue recognition standard (e.g., those related to evaluating when profit can be recognized).

Furthermore, the ASU addresses other concerns related to the current leases model. For example, the ASU eliminates the requirement in current U.S. GAAP for an entity to use bright-line tests in determining lease classification. The standard also requires lessors to increase the transparency of their exposure to changes in value of their residual assets and how they manage that exposure. The new model represents a wholesale change to lease accounting. As a result, entities will face significant implementation challenges during the transition period and beyond, such as those related to:

•	Applying judgment and estimating.
•	Managing the complexities of data collection, storage, and maintenance.
•	Enhancing information technology systems to ensure their ability to perform the calculations necessary for compliance with reporting requirements.
•	Refining internal controls and other business processes related to leases.
•	Determining whether debt covenants are likely to be affected and, if so, working with lenders to avoid violations.
•	Addressing any income tax implications.

The new guidance will be effective for public business entities for annual periods beginning after December 15, 2018 (e.g., calendar periods beginning on January 1, 2019), and interim periods therein.

In March 2016, the FASB issued ASU 2016-07 "Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting", which simplifies the equity method of accounting by eliminating the requirement to retrospectively apply the equity method to an investment that subsequently qualifies for such accounting as a result of an increase in the level of ownership interest or degree of influence. Consequently, when an investment qualifies for the equity method (as a result of an increase in the level of ownership interest or degree of influence), the cost of acquiring the additional interest in the investee would be added to the current basis of the investor's previously held interest and the equity method would be applied subsequently from the date on which the investor obtains the ability to exercise significant influence over the investee. The ASU further requires that unrealized holding gains or losses in accumulated other comprehensive income related to an available-for-sale security that becomes eligible for the equity method be recognized in earnings as of the date on which the investment qualifies for the equity method.

The guidance in the ASU is effective for all entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years; early adoption is permitted for all entities. Entities are required to apply the guidance prospectively to increases in the level of ownership interest or degree of influence occurring after the ASU's effective date. Additional transition disclosures are not required upon adoption.

In March 2016, the FASB issued ASU 2016-08 "Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)", which amends the principal-versus-agent implementation guidance and illustrations in the Board's new revenue standard (ASU 2014-09). The FASB issued the ASU in response to concerns identified by stakeholders, including those related to (1) determining the appropriate unit of account under the revenue standard's principal-versus-agent guidance and (2) applying the indicators of whether an entity is a principal or an agent in accordance with the revenue standard's control principle. Among other things, the ASU clarifies that an entity should evaluate whether it is the principal or the agent for each specified good or service promised in a contract with a customer. As defined in the ASU, a specified good or service is "a distinct good or service (or a distinct bundle of goods or services) to be provided to the customer." Therefore, for contracts involving more than one specified good or service, the entity may be the principal for one or more specified goods or services and the agent for others.

The ASU has the same effective date as the new revenue standard (as amended by the one-year deferral and the early adoption provisions in ASU 2015-14). In addition, entities are required to adopt the ASU by using the same transition method they used to adopt the new revenue standard.

In March 2016, the FASB issued ASU 2016-09 "Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting", which simplifies several aspects of the accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows.

The ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods within those annual reporting periods.

In June 2016, the FASB issued ASU 2016-13 "the FASB issued ASU 2016-09 "Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting".

The new standard requires entities to use the following models:

•
The new "expected credit loss" impairment model, which is codified in Accounting Standards Codification (ASC) 326-20 and will apply to most financial assets measured at amortized cost and certain other instruments, including trade and other receivables, loans, held-to-maturity (HTM) debt securities, net investments in leases and off-balance-sheet credit exposures (e.g., loan commitments, standby letters of credit)

•	An AFS debt security impairment model (codified in ASC 326-30) that is a modification of today's OTTI model

•	The existing model for beneficial interests that are not of high credit quality (ASC 325-40), amended to conform to the new impairment models for HTM and AFS debt securities.

The existing loss contingency model in ASC 450-20 will apply to instruments outside the scope of these models, including receivables between entities under common control, participant loans made by a defined contribution plan, pledges receivable of a not-for-profit entity and policy loan receivables of an insurance entity.

The standard also eliminates today's accounting model for purchased credit impaired loans and debt securities. Instead, entities will gross up the initial amortized cost for so-called purchased financial assets with credit deterioration (PCD assets). Under this approach, an entity will record as the initial amortized cost the sum of (1) the purchase price and (2) the estimate of credit losses as of the date of acquisition. Thereafter, the entity will account for PCD assets using the models listed above.

The ASU is effective for annual periods beginning after December 15, 2019, and interim periods therein. Early adoption is permitted for all entities for annual periods beginning after 15 December 2018, and interim periods therein

Unless otherwise stated, the Company is currently assessing the above the accounting pronouncements and their potential impact from their adoption on the financial statements.

3.       RESTRICTED CASH

Restricted cash represents cash placed in an escrow account for funding of operating expenses of the U.S. entity. As of September 30, 2017 and December 31, 2016, the amount was $4,045 and $136,000, respectively.

4.       ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following as of September 30, 2017 and December 31, 2016:

	2017	2016
Accounts receivable	$3,246,046	$2,640,359
Less: Allowance for doubtful accounts	-	-
	$3,246,046	$2,640,359

The Company does not provide a general allowance for its receivables since the Company has historically been able to successfully collect outstanding receivables.

5.       EQUIPMENT

Equipment consisted of the following as of September 30, 2017 and December 31, 2016:

	2017	2016
At Cost:
Office equipment	$22,085	$21,166

less: Accumulated depreciation
Office equipment	(20,513)	(18,305)
	$1,572	$2,861

Depreciation expense for the nine months ended September 30, 2017 and 2016 was $1,381 and $1,708, respectively.

6.       SHORT TERM BANK LOANS

Bank loans consisted of the following amount as of September 30, 2017 and December 31, 2016:

	2017	2016
Loan due to China Guangfa Bank, 7.6% interest rate per annum, due on December 20, 2017	$3,516,415	$3,456,370

Interest expense for the nine months ended September 30, 2017 and 2016 for these loans amounted to $207,846 and $260,248, respectively. The loan is guaranteed by personal guarantee from the Company's owner and related parties.

7.       TAXES PAYABLES

Taxes payable consisted of the following as of September 30, 2017 and December 31, 2016:

	2017	2016
Value added tax payable	$414,973	$74,895
Other business related tax payable/ (prepaid tax)	206	(202)
	$415,179	$74,693

8.       OTHER PAYABLES

The Company, in its capacity as an import agent, receives from funds from its customers designated for onward remittance to overseas suppliers; however, such remittances to overseas suppliers are subject to foreign currency control by the PRC government; accordingly, the Company is only allowed to remit limited amounts of funds to the suppliers during a calendar year; therefore, certain funds remain outstanding to overseas suppliers as each reporting date.  As of September 30, 2017 and December 31, 2016, outstanding balances owed to these suppliers totaled $300,176 and $5,546,318, respectively.

9.       RELATED PARTIES TRANSACTIONS

Related parties receivable

Related parties receivable consisted of the following as of September 30, 2017 and December 31, 2016:

		2017	2016
Foshan City Jisheng Technology Co. Ltd. ("Jisheng")	(1)	$5,321,289	$15,729,770
Zhaoqing Ketong Environmental Engineering Co. Ltd. ("Ketong")	(2)	-	640,869
He, Guangxiang	(3)	6,368,839	6,636,060
Sea Treasure Holdings Limited		128	128
Sky Wealth C Fin Group (Int'l)		26	-
		$11,690,282	$23,006,827

(1)
Jisheng is owned by the shareholder of Nengcheng until September 17, 2016. During 2015 and 2016, Nengcheng conducted sales transactions with Jisheng. The amounts outstanding represent account receivable and other receivables due from Jisheng. As of September 30, 2017 and December 31, 2016, the outstanding balance amounted to $5,321,289 and $15,729,770, respectively. These amounts are expected to be repaid in full no later than September 30, 2018.

(2)
The shareholder of Nengcheng was the legal representative of Zhaoqing Ketong Enviromental Enginnering Co. Ltd. until May 11, 2014. The current legal representative of Ketong, Mr. Ye, Shaohua, is the owner of Jisheng. The amounts outstanding represent account receivable and other receivable due from Ketong. As of September 30, 2017 and December 31, 2016, the outstanding balance amounted to $0 and $640,869, respectively. These amounts are interest free, unsecured, and payable on demand. All outstanding amounts are settled as of September 30, 2017.

(3)
He, Guangxiang is a shareholder of Nengcheng until March 14, 2017. During the years ended December 31, 2016 and 2015, Mr. He received advances from the Company for the purpose of corporate development. As of September 30, 2017 and December 31, 2016, the outstanding balance amounted to $6,368,839 and $6,636,060, respectively. These amounts are interest free, unsecured, and payable on demand. These amounts are expected to be repaid in the future. These amounts are expected to be repaid in full no later than September 30, 2018.

Related parties payable

Related parties payable consisted of the following as of September 30, 2017 and December 31, 2016:

		2017	2016
Ho, Terence and related entities	(1)	$565,440	$367,073
Shaoguan Yuerong Wealth Investment Partnership Co.	(2)	450,823	-
		$1,016,263	$367,073

(1)
Mr. Terence Ho is the Chairman and CEO of the Company. From time to time, Mr. Ho paid certain expenses on behalf of the company. The amounts due to Mr. Ho are interest free, unsecured, and payable on demand.

(2)
Shaoguan Yuerong Wealth Investment Partnership Co. is a related entity owned by a former shareholder of Nengcheng and indirectly owned by Jisheng. The amounts due to this Company are interest free, unsecured, and payable on demand.

Related parties' transactions

For the nine months ended September 30, 2016, the Company conducted certain sales transactions with Jisheng. The gross sales amount for the nine months ended September 30, 2016 was $1,778,758. There was no net service revenues generated from related parties for the nine months ended September 30, 2017.

10.	INCOME TAXES

All of the Company's operations are in the PRC, and in accordance with the relevant tax laws and regulations.  The corporate income tax rate is as follows:
•	PRC tax rate is 25%.

The following tables provide the reconciliation of the differences between the statutory and effective tax expenses for the nine months ended September 30, 2017 and 2016:

	2017	2016
Loss attributed to PRC	$(296,424)	$(335,944)
Loss attributed to US and other intermediate holding companies	(155,037)	(6,434)
Loss before tax	(451,461)	(342,378)

PRC Statutory Tax at 25% Rate	-	-
Effect of difference between PRC tax basis and US GAAP	1,430	1,981
Income tax	$1,430	$1,981

The difference between the U.S. federal statutory income tax rate and the Company's effective tax rate was as follows for the nine months ended September 30, 2017 and 2016

	2017	2016
U.S. federal statutory income tax rate	34%	34%
Lower rates in PRC, net	(9)%	(9)%
Effects of tax basis differences	(25)%	(25)%
The Company's effective tax rate	(0)%	(0)%

The Company did not recognize deferred taxes since it is not likely to realize such deferred taxes.

The Company is subject to examination by the U.S. Internal Revenue Service (IRS) and other taxing authorities in jurisdictions where the firm has significant business operations, such as China. The tax years under examination vary by jurisdiction.

11.       LOSS PER SHARE

Components of basic and diluted loss per share for the nine months ended September 30, 2017 and 2016 were as follows:

	2017	2016

Basic Loss Per Share Numerator
Net loss	$(452,892)	$(343,554)

Loss Attributable to Common Stockholders	$(452,892)	$(343,554)

Diluted Loss Per Share Numerator
Loss Attributable to Common Stockholders	$(452,892)	$(343,554)

Basic Weighted Average Shares Outstanding	100,000,000	75,000,000

Diluted Weighted Average Shares Outstanding:	100,000,000	75,000,000

Loss Per Share
- Basic	$(0.00)	$(0.00)
- Diluted	$(0.00)	$(0.00)

Weighted Average Shares Outstanding
- Basic	100,000,000	75,000,000
- Diluted	100,000,000	75,000,000

12.       RISKS

A.	Credit risk

Since the Company's inception, the age of account receivables has been less than one year indicating that the Company is not subject to material risk borne from credit extended to customers.

B.	Interest risk

The Company is subject to interest rate risk when short term loans become due and require refinancing.

C.	Economic and political risks

The Company's operations are conducted in the PRC. Accordingly, the Company's business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in the PRC.

The Company's operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company's results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

D.	Concentration risks

The Company has the following concentrations:

Accounts receivable	2017	%	2016	%
Customer A	$291,385	17%	$336,181	13%
Customer B	$254,515	15%	$323,603	12%

Accounts payable	2017	%	2016	%
Supplier A	$1,073,987	80%	$5,388,340	9%

E.	Inflation Risk

Management monitors changes in prices levels. Historically inflation has not materially impacted the company's financial statements; however, significant increases in the price of raw materials and labor that cannot be passed on the Company's customers could adversely impact the Company's results of operations.

13.       GOING CONCERN UNCERTAINTIES

These financial statements have been prepared assuming that Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

As of September 30, 2017, the Company had accumulated deficits of $1,678,726. Management's plan to support the Company in operations and to maintain its business strategy is to raise funds through public and private offerings and to rely on officers and directors to perform essential functions with minimal compensation. If we do not raise all of the money we need from public or private offerings, we will have to find alternative sources, such as loans or advances from our officers, directors or others. Such additional financing may not become available on acceptable terms and there can be no assurance that any additional financing that the Company does obtain will be sufficient to meet its needs in the long term. Even if the Company is able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our stockholders, in the case of equity financing. If we require additional cash and cannot raise it, we will either have to suspend operations or cease business entirely.

The accompanying financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

14.       SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date.  Except for the events detailed below, the Company did not have any other material events that required disclosure under the above guidance.

On November 13, 2017, a Share Exchange Agreement (the "Success Green Agreement") was entered into by and among the Company, Success Green (Group) Limited, a British Virgin Islands business company ("Success Green BVI") and Mr. Ho, being the beneficial owner of 27,464,000 shares of the Company's common stock and also the sole shareholder of all of the issued share capital of Success Green BVI (the "SG Stock").

   See Note 1. The Company and Principal Business Activities

 (b) EXHIBITS. The following exhibits are included as part of this registration statement:

Exhibit No.	Description

3.1*	Articles of Incorporation dated April 30, 1998
3.2*	Bylaws
3.3*	Articles of Amendment to the Articles of Incorporation dated December 8, 2016
4.1**	Specimen stock certificate
10.1*	Lease Agreement with Sihui City, Dasha Town, Economic Industrial Development. Co., Ltd., dated April 15, 2015
10.2*	Form of Employment Agreement with executives
10.3*	Form of Supply Order
10.4*	Form of Customer Order
10.5*	Form of Import Service Agreement
10.6*	Share Exchange Agreement with Success Green (Group) Limited, Terence Ho, dated November 13. 2017
21.1*	Subsidiaries of the Registrant
23.1**	Consent of WWC

*         Previously filed.
**       Filed herewith.
***     To be filed by amendment.

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNBURST ACQUISITIONS V, INC.

February 28, 2018	By:	/s/ Terence Ho
Terence Ho
Chairman, Chief Executive Officer (Principal Executive Officer)